                                      REGISTRATION NO. 333-44267
                                      FILED PURSUANT TO RULE NO. 424(b)(4)
                                      OF THE SECURITIES ACT OF 1933, AS AMENDED



PROSPECTUS

                               2,200,000 SHARES


                                    [LOGO]
                                   HAPPY KIDS

                                 COMMON STOCK

                               ----------------

  All of the shares of Common Stock offered hereby (the "Offering") are being issued and sold by Happy Kids Inc. ("Happy Kids" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

  The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "HKID."

  SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                                      UNDERWRITING
                                            PRICE     DISCOUNTS AND  PROCEEDS TO
                                          TO PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share...............................   $10.00         $0.70         $9.30
--------------------------------------------------------------------------------
Total (3)............................... $22,000,000   $1,540,000    $20,460,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) For information regarding indemnification of the Underwriters by the Company and certain shareholders and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the Offering estimated to be approximately $800,000. Of such proceeds, the Company will use $2.0 million to make a partial payment of amounts due to current shareholders of the Company. See "Use of Proceeds."
(3) The Underwriters have been granted a 30-day option to purchase up to an additional 330,000 shares of Common Stock from the Company solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If the Underwriters exercise such option in full, the total "Price to Public," "Underwriting Discounts and Commissions" and "Proceeds to Company" will be $25,300,000, $1,771,000 and $23,529,000, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters, subject to their right to reject any order in whole or in part and to certain other conditions. It is expected that delivery of the Common Stock will be made on or about April 8, 1998 at the offices of Ladenburg Thalmann & Co. Inc., New York, New York.

                                                          CRUTTENDEN ROTH
LADENBURG THALMANN & CO. INC.                             INCORPORATED

                 The date of this Prospectus is April 2, 1998

  [The inside front cover contains a picture of a child dressed in certain of the Company's apparel products and a bubble expression "Everyday is a Happy Kids day!" In the lower right hand corner of the inside front cover are pictures of the Company's clothing. The inside front cover is followed by a two page gatefold layout containing children dressed in certain of the Company's apparel products beneath which appear the words "We put the fun in activewear!" and pictures of certain articles of the Company's clothing. Above the children appear logos relating to the Company's licensing or private label relationships with each of: Ocean Pacific, Sesame Street for KMart, B.U.M. Equipment, Nickelodeon's Rugrats and AND 1.]



                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING MAINTAINING A MARKET IN THE COMMON STOCK ON BEHALF OF THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  All trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

                               PROSPECTUS SUMMARY

  The following material is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) gives effect to the Reorganization (as defined below) that will be effected immediately prior to the effectiveness of this Offering (see "The Company," "Capitalization" and "Management --
 Compensation Committee Interlocks and Insider Participation"), (ii) gives effect to a 34,875-for-1 split of the Common Stock effected December 31, 1997 and (iii) assumes no exercise of the Underwriters' over-allotment option. In this Prospectus, the term "Company" includes Happy Kids Inc. and its wholly-owned subsidiaries, after giving effect to the Reorganization. This Prospectus contains forward-looking statements that involve material risks and uncertainties. The Company's actual results could differ materially from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  Happy Kids is a designer and marketer of custom-designed, licensed and branded children's apparel. The Company produces high-quality, coordinated apparel programs, including knit tops, bottoms, overalls, shortalls, coveralls and swimwear, for newborns, infants, toddlers, boys and girls (collectively, "playwear"). The Company's major licenses include Nickelodeon's Rugrats, AND 1, B.U.M. Equipment and Ocean Pacific. In late 1997, the Company acquired licenses to Warner Brothers' Scooby Doo, ACA Joe and E.N.U.F. Internationale, and, in early 1998, the Company acquired a license for Jim Henson's Kermit the Frog and Friends. The Company also designs and delivers private label branded playwear programs for leading retailers, including Sesame Street for KMart, New Legends for Kids R Us and Canyon River Blues for Sears and recently began participating in Nickelodeon's Nick Universe program being launched by Kids R Us. The Company's strategy is to work closely with its customers to design and market coordinated playwear programs resulting in gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear.

  In 1995, to leverage its customer relationships, its popular licenses and brand names and its reputation for quality products and reliable delivery, the Company initiated its current sales strategy under which customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. For 1997, substantially all of the Company's apparel was produced upon receipt of customer orders. Based on orders received as of January 31, 1998, the Company had backlog of $107.7 million, which it expects to fill over the following six to nine months.

  Also in 1995, the Company began focusing on the development of a diversified portfolio of popular, established and well-recognized licensed properties and branded private label arrangements. Consequently, the Company has shifted its product mix to higher margin licensed and private label apparel programs from lower margin house brands. As a result of this change in product mix combined with the implementation of the Company's sales strategy, net sales and gross margins increased to $106.7 million and 25.2% in 1997, from $90.7 million and 23.0% in 1996, and from $79.8 million and 18.5% in 1995. Additionally, the Company has been able to leverage the popularity and goodwill associated with its licensed properties and brand names to promote sales, rather than undertaking costly marketing initiatives.

  The Company's playwear is designed by 42 in-house designers and graphic artists organized in teams dedicated to each of the Company's licensed properties and private label programs. Each team works closely with licensors, customers and contract manufacturers, utilizing state-of-the-art CAD systems, to design coordinated products featuring textured fabrications and detailed graphics. The Company believes that its customers rely on its ability to design, have manufactured and deliver on a timely basis commercially successful apparel programs. The Company markets its playwear primarily to mass-market retailers, mid-tier distributors and department stores, including KMart, Kids R Us, Price/Costco, Sears and WalMart.

  The Company's products are manufactured to exacting quality standards and specifications by over 50 unaffiliated, foreign and domestic contract manufacturers. The Company uses third-party manufacturers to eliminate the significant capital investment requirements associated with maintaining manufacturing facilities. The Company has developed long-standing relationships with many of its contract manufacturers and, in 1997, approximately 66.8% of the Company's products were manufactured by contract manufacturers which have been utilized by the Company for over three years. The Company's ability to design and have manufactured high-quality playwear is evidenced by the Company's product return rates of 1.9% and 3.3% in 1997 and 1996, respectively.

  The Company's growth strategy is to continue to leverage the strength of its diversified portfolio of licensed properties, private label relationships and the quality of its playwear products. The key elements of this strategy include: (i) to increase sales to existing accounts by expanding product categories and sizes incorporating the Company's existing licensed properties and private label relationships; (ii) to expand the Company's customer base by selling to additional mass-market retailers, mid-tier distributors, department stores, specialty retailers and sporting goods chains; (iii) to leverage newly acquired licensed properties and private label relationships; and (iv) to add new licenses and private label relationships based on established and popular brands.

                                  THE OFFERING

 Common Stock offered hereby............. 2,200,000 shares
 Common Stock to be outstanding after the
  Offering(1)............................ 9,950,000 shares
 Use of proceeds......................... Repayment of a portion of the
                                          Company's outstanding line of credit;
                                          repayment of a $2.0 million portion
                                          of promissory notes to be issued to
                                          current shareholders in connection
                                          with the termination of the Company's
                                          S Corporation status.
 Nasdaq National Market symbol........... HKID

--------
(1) Excludes 800,000 shares of Common Stock reserved for issuance upon the exercise of options or stock purchase rights issuable under the Company's 1997 Stock Option Plan, none of which shares or options had been issued or granted as of December 31, 1997. On February 24, 1998, the Company issued options to purchase 100,000 shares of Common Stock, none of which are presently exercisable. See "Management--1997 Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data have been derived from the Consolidated Financial Statements of the Company. The consolidated statements of operations for each of the three years in the period ending December 31, 1997 have been audited by the Company's independent auditors and are included elsewhere in this Prospectus. The selected statement of operations data for the year ended December 31, 1994 have been derived from the audited Consolidated Financial Statements of the Company not included herein. The selected statement of operations data for the year ended December 31, 1993 have been derived from the unaudited Consolidated Financial Statements of the Company not included herein, which, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for these periods and as of such dates. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.

                                       YEARS ENDED DECEMBER 31,
                               -----------------------------------------
                                1993    1994    1995     1996     1997
                               ------- ------- -------  ------- --------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Net sales...................  $64,747 $74,520 $79,828  $90,723 $106,673
 Gross profit................   15,279  15,276  14,792   20,837   26,925
 Operating expenses:
   Selling, design and
    shipping.................    5,765   5,962   7,986    7,686   10,058
   General and
    administrative...........    5,413   6,358   6,830    7,684    8,399
                               ------- ------- -------  ------- --------
     Total operating
      expenses...............   11,178  12,320  14,816   15,370   18,457
                               ------- ------- -------  ------- --------
 Operating income (loss).....    4,101   2,956     (24)   5,467    8,468
 Interest expense, net.......    1,160   1,631   2,375    2,980    3,803
                               ------- ------- -------  ------- --------
 Income (loss) before pro
  forma income taxes.........    2,941   1,325  (2,399)   2,487    4,665
 Pro forma net income(1).....  $ 1,657 $   703 $(1,463) $ 1,497 $  2,704
                               ======= ======= =======  ======= ========
 Pro forma net income per
  share......................  $  0.21 $  0.09 $ (0.19)  $ 0.19 $   0.33
                               ======= ======= =======  ======= ========
 Pro forma weighted average
  shares outstanding(2)......    7,750   7,750   7,750    7,750    8,305
 Supplemental pro forma net
  income per share(3)........                                   $   0.42
                                                                ========
 Supplemental pro forma
  weighted average shares
  outstanding(2)(4)..........                                     10,071

                                                      DECEMBER 31, 1997
                                             -----------------------------------
                                                                    PRO FORMA
                                             ACTUAL  PRO FORMA(5) AS ADJUSTED(6)
                                             ------- ------------ --------------
BALANCE SHEET DATA:
 Working capital...........................  $ 6,419   $ 5,028       $24,688
 Total assets..............................   44,952    45,561        45,561
 Due to bank...............................   24,863    24,863         7,203
 Due to shareholders.......................    1,400     6,954         4,954
 Capital lease obligations.................       68        68            68
 Shareholders' equity......................    6,644     1,699        21,359

(1) The Company has operated as an S Corporation for federal and New York state income tax purposes since 1988. Two of the wholly-owned subsidiaries are C Corporations and, accordingly, have been taxed at the appropriate corporate federal and state tax rates. The historical Consolidated Financial Statements do not include a provision for federal and state income taxes for such periods for those subsidiaries which have elected to be treated as S Corporations. A provision for state income taxes has been made for those states not recognizing S Corporation status. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods. See Notes A and P to the Consolidated Financial Statements.
(2) With respect to 1997, reflects the weighted average shares outstanding and gives pro forma effect to the additional shares that the Company would have to sell at the initial public offering price of $10.00 per share to repay the estimated $5.6 million of promissory notes to be issued to the shareholders in connection with the termination of the Company's S Corporation status. The Company intends to repay $2.0 million of these notes with a portion of the net proceeds of the Offering.
(3) Supplemental pro forma net income per share was computed by adjusting pro forma net income per share to reflect a reduction in interest expense and related fees, net of taxes, of $1.5 million in the year ended December 31, 1997, resulting from the assumed repayment of debt with a portion of the net proceeds of the Offering as if such repayment had occurred on January 1, 1997, consisting solely of repayment of $17.7 million outstanding under the Company's $42.0 million line-of-credit (of which $24.9 million was outstanding at December 31, 1997).
(4) Gives pro forma effect to the additional shares that the Company would have to sell at the initial public offering price of $10.00 per share to repay the debt referenced in footnote 3 above.
(5) Adjusted to give effect to (i) the deferred tax asset of approximately $609,000, resulting from the termination of the Company's status as an S Corporation and (ii) approximately $5.6 million decrease in shareholders' equity and a corresponding increase in due to shareholders at December 31, 1997, of which $2.0 million has been classified as a current liability to be repaid with a portion of the net proceeds of the Offering, resulting from an issuance of promissory notes to certain shareholders related to the termination of the Company's status as an S Corporation. See "The Company," "Capitalization," "Management--Compensation Committee Interlocks and Insider Participation" and Note P to the Consolidated Financial Statements.
(6) Adjusted to reflect the sale of 2,200,000 shares of common stock at the initial public offering price of $10.00 per share and the anticipated application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered before investing in the Common Stock. Except for historical information contained herein, the information in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements concerning the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in the Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

DEPENDENCE ON LICENSE AGREEMENTS

  A majority of the Company's net sales are derived from the sale of products incorporating licensed properties. For 1997, B.U.M. Equipment, Nickelodeon's Rugrats and Ocean Pacific accounted for 18.9%, 11.3% and 11.1%, respectively, of the Company's net sales. In 1996, B.U.M. Equipment, Ocean Pacific and Jordache accounted for 19.8%, 14.5% and 12.4%, respectively, of the Company's net sales. No other licensed property accounted for over 10% of the Company's net sales in 1997 or 1996. The Company's current licensing arrangements contain initial terms of between eighteen months and five years, and typically include multiple renewal options of between one and five years, subject to certain conditions. The present terms of the Company's current license arrangements will expire between December 1999 and December 2002. The Company's license arrangements also include payment obligations and certain covenants, the breach of which by the Company could result in the termination of the applicable licensing arrangement. The Company believes that it is currently in compliance with all material provisions of its existing licensing arrangements and has no reason to believe that any events are likely to occur that would permit any of its licensors to terminate their respective licenses. In addition, to maintain and renew such licenses, the Company must continue to satisfy certain conditions, including minimum sales requirements. There can be no assurance that the Company will achieve such minimum sales requirements or that any of its licenses will be extended beyond their current expirations on terms acceptable to the Company, if at all. The Company has limited prior license renewal experience. The loss of any major license could materially adversely affect the Company's business, financial condition or results of operations.

  The Company's future success and growth is dependent, in part, upon its diversified portfolio of licensed properties and its ability to identify properties that will appeal to consumers, its ability to obtain licenses for such properties and its ability to produce marketable playwear products based upon such licenses. There can be no assurance, however, that the Company will be able to identify suitable properties, secure additional licenses, maintain such a portfolio or produce marketable playwear.

  Apparel industry licenses typically are granted with respect to specific product categories, sizes and channels of distribution, and may be either exclusive or non-exclusive. Certain of the Company's licenses are non-exclusive. The granting of licenses by any of the Company's licensors within the Company's licensed product categories, sizes or channels of distribution may materially adversely affect the Company's future sales generated under any such licenses. In addition, as a result of increased competition among children's apparel companies for licenses, the Company may, in the future, be required to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain attractive licenses. There can be no assurance that licenses will not be granted to the Company's competitors within categories in which the Company has a non-exclusive license. In addition, the Company relies upon its licensors to protect licensed properties and to enforce trademark and tradename rights. There can be no assurance that licensors will adequately protect the licensed properties or enforce such rights, if at all. Failure to protect and enforce trademark and tradename rights by such licensors could reduce the value of such rights and have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Products and Licenses."

DEPENDENCE ON PRIVATE LABEL RELATIONSHIPS

  From time to time the Company enters into private label relationships for the design and marketing of children's apparel. For 1997, 14.3% of the Company's net sales were derived from its arrangement with KMart for the Company's Sesame Street products. No other private label relationship accounted for over 10% of the Company's net sales in 1997, and there were no private label relationships accounting for over 10% of the Company's net sales in 1996. All sales made under a private label relationship are made on a purchase order basis, rather than pursuant to contract, and there are no long-term contracts with respect to any private label relationships. There can be no assurance that existing private label relationships will continue in the future or that the Company will be able to obtain new private label relationships on an ongoing basis, if at all.

DEPENDENCE ON CONTRACT MANUFACTURERS

  Substantially all of the Company's products are manufactured by unaffiliated foreign and domestic contract manufacturers. During 1997 and 1996, foreign manufacturers produced approximately 93.4% and 91.2% of the Company's products, respectively, with the remainder of products produced domestically. The Company does not have long-term contracts or formal arrangements with any of these manufacturers. Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, tariffs, import and export controls and changes in governmental policies. In addition, stringent controls, such as review and inspection of fabrics, samples, specifications, fit and completed garments and factory visits, must be undertaken to ensure the production of quality products. Although the Company believes that it has instituted such controls, there can be no assurance that such events will not occur in the future, resulting in possible increases in costs and delays of product deliveries resulting in losses of revenue and goodwill. During 1997 and 1996, various production facilities located in Thailand accounted for an aggregate of 41.4% and 40.3% of the Company's manufactured products, respectively, and various production facilities in Hong Kong accounted for an aggregate of 30.7% and 37.5% of the Company's manufactured products, respectively. No other country accounted for 10% or more of the Company's manufactured products during 1997 or 1996. In addition, two manufacturing facilities located in Hong Kong accounted for 10.6% and 12.6%, respectively, of the Company's manufactured products during 1997 and 11.1% and 23.3%, respectively, of the Company's manufactured products during 1996. No other single manufacturer accounted for 10% or more of the Company's manufactured products during 1997 or 1996. There is competition for production capacity of children's apparel manufacturers and the Company has, in the past, temporarily lost access to the manufacturing capacity of its preferred manufacturers to its competitors. While the Company believes that alternate sources of manufacturing are available if the need were to arise, there can be no assurance that the supply of such alternate facilities would be available on commercially reasonable terms, if at all. Any substantial delay in locating, or inability to locate, acceptable alternate sources of manufacturing could have a material adverse affect on the Company's business, financial condition or results of operations. See "Business--Manufacturing."

RELIANCE ON KEY CUSTOMERS

  The Company's customer base has been and continues to be highly concentrated. Sales of the Company's products to each of Price/Costco, KMart and Kids R Us accounted for approximately 17.4%, 14.3% and 11.0% of net sales, respectively, during 1997. In addition, sales of the Company's products to each of Kids R Us and WalMart accounted for 21.5% and 13.4% of net sales, respectively, during 1996, while sales of the Company's products to each of Kids R Us, WalMart and J.C. Penney accounted for 18.3%, 12.9% and 10.0% of net sales, respectively, during 1995. Based upon historical and recent results and existing relationships with customers, the Company believes that a substantial portion of its net sales and gross profits will continue to be derived from a small number of large customers. The Company had backlog of $107.7 million as of January 31, 1998, which it expects to fill in the following six to nine months; however, consistent with industry practice, these orders are not contractual commitments by customers to purchase products from the Company and, therefore, may be cancelled by such customers. Although the Company has not experienced significant cancellations in the past, there can be no assurance that some portion of these orders will not be cancelled. A significant reduction in orders from, the cancellation of a significant portion of orders by, or the termination of the Company's relationship with, any of its larger customers could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the Company's larger customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Merchandising" and "-- Backlog."

DEPENDENCE ON ACCESS TO CREDIT FACILITIES

  Historically, the Company has relied heavily on its access to credit facilities to fund its operations. Substantially all of the Company's assets are subject to security interests granted by the Company to its lenders. Although the Company has never had a payment default, it has, from time to time, been in violation of certain financial covenants under its credit facilities. While the Company's lenders have waived such violations in the past, there can be no assurance that such violations may not recur in the future or that if such violations do recur, that the Company's lenders will grant waivers in the future on terms acceptable to the Company, if at all. In addition, the loss by the Company of the services of Jack M. Benun, the Company's Chairman of the Board, President and Chief Executive Officer, could trigger an event of default under such credit facilities. Accordingly, there can be no assurance that the Company will be able to retain its current access to credit in the future or successfully obtain alternative sources of credit on commercially reasonable terms. In addition, the Company's lenders have sole discretion to make or withhold advances under the Company's existing credit line. There can be no assurance that the lenders will continue to lend under the credit line. If the lenders were to exercise their discretion to withhold advances, there could be a material adverse effect on the Company's business, financial condition or results of operations.

RISKS ASSOCIATED WITH SIGNIFICANT GROWTH

  The Company has enjoyed rapid growth which has placed, and could continue to place, a significant strain on the Company's management, administrative and operational resources. The Company remains vulnerable to a variety of business risks generally associated with rapidly growing companies as well as risks related to the broadening of its product offerings and the expansion of its distribution channels. To manage growth effectively, the Company will be required to continue to implement changes in certain aspects of its business, expand its information systems and operations to respond to increased demands and to develop, train and manage an increasing number of management level and other employees. None of the Company's senior management previously has managed a business of the Company's scale or scope or has experience managing a publicly-held company. Accordingly, the Company's past growth cannot be assumed to be indicative of its future operating results. In addition, failure by the Company to continue to enhance operating control systems or the encountering of unexpected difficulties during a continued stage of expansion could adversely affect the Company's business, financial condition or results of operations.

COMPETITION

  The children's playwear industry is highly competitive and fragmented. The Company competes with many companies engaged in the design, production and distribution of children's apparel for newborns, infants, toddlers, boys and girls. Some of the Company's competitors have longer operating histories and financial, sales, marketing and design capabilities and other competitive resources which are substantially greater than those of the Company. There can be no assurance that other companies will not attempt to enter or expand their presence in any of the Company's existing product categories or in new categories in which the Company plans or may plan to develop products. The Company also faces competition from its existing customers, who may themselves begin to produce children's playwear directly. In addition, such customers have in the past competed, and may continue in the future to compete, for available licensed properties. Further, to the extent that the Company's customers or competitors maintain or initiate private label programs, such customers or competitors will compete with the Company's licensed and branded properties. The Company also competes with other manufacturers of children's apparel for retail floor space. No assurance can be given that additional floor space will be available in retail stores to support expansion of products offered by the Company, or that the floor space currently allocated to the Company's products will not be reduced in the future. There can be no assurance that competition from the foregoing sources will not adversely affect the Company's business, financial condition or results of operations. See "Business--Products and Licenses" and "--Industry and Competition."

SEASONALITY

  Sales of children's apparel are seasonal. Consequently, the Company's operating results have varied substantially from quarter to quarter, and the Company expects that they will continue to do so. Generally, the Company has experienced significantly higher net sales in the first and third quarters as compared to the second and fourth quarters, although this may change from time to time. The seasonality of the Company's business also affects borrowings under the Company's lines of credit and its level of backlog, which fluctuate in response to demand for the Company's products. Therefore, the results of any interim period are not necessarily indicative of the results that may be achieved for an entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CYCLICALITY AND TRENDS IN THE APPAREL INDUSTRY

  The apparel industry is subject to rapidly changing consumer demands and preferences. Although the Company focuses on what it believes to be established and popular properties, there can be no assurance that consumers will continue to favor the properties licensed by the Company or the products designed and produced by the Company under private label relationships, and a significant shift in consumer preferences could have a material adverse effect on the Company's business, financial condition or results of operations. The apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A difficult retail environment could result in downward price pressure which could adversely impact the Company's gross profit margins. Additionally, all of the Company's customers are in the retail industry, which industry has experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. While various retailers, including some of the Company's customers, experienced financial difficulties in the past few years, thereby increasing the Company's risk of extending credit to such retailers, the Company's bad debt experience has been immaterial. Financial problems of a retailer could cause the Company's factor to limit the amount of credit extended to such retailer. If the Company's factor were to impose such limitation, the Company could be required to curtail business with such retailer or to assume additional credit risk relating to such customer's receivables. The Company cannot predict what effect, if any, continued or additional changes within the retail industry will have on its business, financial condition or results of operations.

IMPORT RESTRICTIONS AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS

  During 1997 and 1996, foreign manufacturers produced approximately 93.4% and 91.2% of the Company's products, respectively. Specifically, during 1997 and 1996, various production facilities located in Thailand accounted for 41.4% and 40.3% of the Company's manufactured products, respectively, and various production facilities in Hong Kong accounted for 30.7% and 37.5% of the Company's manufactured products, respectively. No other country accounted for 10% or more of the Company's manufactured products during 1997 or 1996. The Company's products are subject to bilateral textile agreements between the United States and a number of foreign countries. Such agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements are not currently subject to specified limits. The Company does not own the right to import finished garments into the United States, but relies on its contract manufacturers to obtain the necessary quotas. In the past, to the extent that necessary import quotas have not been available with respect to a particular source of supply, the Company has been able to find an alternative source of supply. Accordingly, the availability of quotas has not had a material effect upon the Company's business, financial condition or results of operations. The Company's continued ability to source imported products may be adversely affected by a significant decrease in available import quotas as well as any additional bilateral agreements or unilateral trade restrictions. In addition, a significant portion of the Company's products are manufactured in Hong Kong. China recently resumed sovereignty over Hong Kong. The Company cannot predict the effect, if any, this event will have on its contract manufacturers in Hong Kong and there can be no assurance that Hong Kong will not experience political, economic or social disruption as a result of the resumption of Chinese sovereignty. In addition, there have been a number of recent trade disputes between China and the United States during which the United States has threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. The loss of such status for China, changes in current tariff structures or the adoption by the United States of trade policies or sanctions adverse to China could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Manufacturing."

DEPENDENCE ON KEY PERSONNEL

  The Company is substantially dependent upon the efforts and skills of its executive officers, particularly Jack M. Benun, the Company's Chairman of the Board, President and Chief Executive Officer, Mark J. Benun, the Company's Executive Vice President and Secretary and Isaac Levy, the Company's Senior Vice President. The loss of the services of any of these executive officers could have a material adverse effect on the Company. The Company has entered into an employment agreement with each of these three individuals and maintains key man life insurance on Jack Benun in the amount of $3.0 million. There can be no assurance that the departure of one or more of such key personnel would not have a material adverse effect on the Company's results of operations. Furthermore, there can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to conduct its operations or to meet its future needs. See "Management--Executive Compensation," "--Employment Agreements and Indemnification Agreements" and "--Key Man Insurance."

CONTROL BY CURRENT SHAREHOLDERS

  After consummation of the Offering, Jack Benun, Mark Benun and Isaac Levy together will own an aggregate of approximately 77.9% of the outstanding shares of Common Stock of the Company. As a result, such individuals will be able to control the outcome of all matters requiring shareholder approval and will be able to elect all of the Directors of the Company. Such control, which may have the effect of delaying, deferring or preventing a change of control of the Company, is likely to continue for the foreseeable future and significantly diminishes control and influence which future shareholders may have in the Company. See "Principal Shareholders."

  Jack Benun, Mark Benun and Isaac Levy have entered into a shareholders agreement dated January 1, 1998. Such agreement provides tag-along rights to each of the parties thereto in the event that any of the other parties elects to sell his Common Stock. In addition, each party is granted a right of first refusal to purchase any shares of Common Stock offered for sale by any other party to the agreement. Finally, Mark Benun has granted Jack Benun an irrevocable proxy to vote any of the Company's voting securities beneficially owned by Mark Benun for the life of Jack Benun.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after the Offering, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. In addition to the 2,200,000 shares offered hereby which will be freely tradable in the public market, 3,487,500 shares of Common Stock held by the existing shareholders will be immediately eligible for sale in the public market in the quantities and manner permitted by Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). Each officer, director and current holder of the Company's Common Stock has agreed with the Underwriters not to offer, sell, pledge or otherwise dispose of any shares of Common Stock for 180 days after the date of this Prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc., on behalf of the Representatives. In addition, up to 800,000 shares of Common Stock reserved for issuance pursuant to the exercise of options or stock purchase rights will be available for sale in the public market from time to time pursuant to exemptions from registration requirements or upon registration. See "Management--1997 Stock Option Plan" and "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; DETERMINATION OF OFFERING PRICE; VOLATILITY

  Prior to the Offering, there has been no public market for the Common Stock. Although the Company's Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The initial public offering price of the Common Stock offered hereby was determined by negotiations between the Company and the Representatives of the Underwriters. There can be no assurance that the price at which the Common Stock will trade in the public market after the Offering will not be lower than the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the Company's anticipated or actual results of operations, limited trading volume in the Common Stock, general market conditions or the children's apparel industry in general. See "Underwriting."

DILUTION

  Purchasers of Common Stock in the Offering will experience immediate substantial dilution in net tangible book value per share of Common Stock. See "Dilution."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW AND OTHER PROVISIONS

  The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes the Board of Directors to issue, without shareholder approval, 5,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Certificate of Incorporation also provides that: (i) the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company shall be required to adopt, amend or repeal any provision of the bylaws of the Company or the provisions in the Certificate of Incorporation limiting the liability of directors and provisions relating to certain management issues;
(ii) shareholders of the Company may not take any action by written consent;
(iii) special meetings of shareholders may be called only by the President, the Chairman of the Board or a majority of the

Board of Directors and business transacted at any such special meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting; and (iv) the Board of Directors, when evaluating an offer related to a tender or exchange offer or other business combination, is authorized to give due consideration to any relevant factors, including the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which the Company conducts its business, and the economy of the state, region and nation. The foregoing provisions of the Certificate of Incorporation could have the effect of delaying, deterring or preventing a change in control of the Company. In addition, the Company is subject to Section 912 of the New York Business Corporation Law (the "New York Act") which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a shareholder owning 20% or more of the Company's outstanding voting stock (an "interested shareholder") for a period of five years from the date the shareholder becomes an interested shareholder. These provisions may have the effect of delaying or preventing a change of control of the Company without action by the shareholders and, therefore, could adversely affect the price of the Company's Common Stock. See "Description of Capital Stock--Preferred Stock," "--Limitation of Director Liability" and "--Anti-takeover Provisions."

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

Reorganization

  The Company was incorporated in 1988 in New York under the name O'Boy Inc. and changed its name to Happy Kids Inc. in December 1997. Historically, the Company operated as separate business entities, with the first of such entities commencing business operations in 1979, all under the common ownership of the shareholders of the Company. Immediately prior to the effectiveness of this Offering, all of such separate entities shall become wholly-owned subsidiaries of the Company. See "Management--Compensation Committee Interlocks and Insider Participation." The Company's principal executive office is located at 100 West 33rd Street, New York, New York, 10001, and its telephone number is (212) 695-1151.

S Corporation Distribution

  Prior to the termination of its S Corporation status, the Company intends to declare a distribution (the "S Corporation Distribution") to the shareholders of record of the Company on such date. Such shareholders consist solely of Jack Benun, the Company's Chairman of the Board, President and Chief Executive Officer, Mark Benun, the Company's Executive Vice President and Secretary, and Isaac Levy, its Senior Vice President. Such distribution (estimated at $5.6 million as of December 31, 1997) represents substantially all of the Company's remaining undistributed S Corporation earnings and will be evidenced by four-year 5.7% promissory notes to be issued to such shareholders in connection with the termination of the Company's S Corporation status. The actual amount of the S Corporation Distribution will be adjusted to include the taxable income of the Company for the period from January 1, 1998 through the day preceding the date on which S Corporation status is terminated, less any state income tax payable by the Company with respect to such income and any distributions made to the current shareholders during that time period ($3.5 million was distributed to the current shareholders in 1997 and 1998 through the date of this Prospectus in the form of dividends to fund their 1996 and 1997 tax liabilities resulting from the Company's status as an S Corporation). Of the total S Corporation Distribution, $2.0 million of the net proceeds from this Offering will be used to make a partial payment of amounts due under such notes. The balance of the S Corporation Distribution will be paid in accordance with the terms and provisions of the promissory notes referred to above and will provide for the timely distribution of amounts necessary to pay personal income taxes of the shareholders due on amounts earned by the S Corporations for the period January 1, 1998 through the termination of such S Corporation status. See "Use of Proceeds" and "Management--Compensation Committee Interlocks and Insider Participation."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered by the Company hereby (at the initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and Offering expenses) are estimated to be approximately $19.7 million ($22.7 million if the Underwriters' over-allotment option is exercised in full).

  The Company expects to repay approximately $17.7 million ($20.7 million if the Underwriters' over-allotment option is exercised in full) under its $42.0 million line of credit (adjusted seasonally to $47.0 million for the period January 1, 1998 through April 30, 1998), of which $24.9 million was outstanding at December 31, 1997. The line of credit terminates on December 31, 1998, and currently bears interest at an effective annual rate of 15.4%, including a base interest rate of prime plus 4.0% per annum on the first $5.0 million outstanding and prime plus 1.0% per annum on outstanding balances in excess of $5.0 million, and related fees. The prime rate was 8.5% as of December 31, 1997. In connection with the Offering, the Company has executed an amendment of its line of credit, which amendment will be effective upon effectiveness of the Offering, subject to certain conditions. In connection therewith, the personal guarantees of certain current shareholders under the present terms of the line of credit will be terminated and the collateral pledged by such shareholders will be released. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company utilizes the line of credit for working capital purposes. The Company also plans to use $2.0 million of the net proceeds from the Offering to make a partial payment of amounts due to current shareholders of the Company pursuant to four-year, 5.7% promissory notes to be issued in connection with the termination of the Company's S Corporation status. See "Management--Compensation Committee Interlocks and Insider Participation."

                                DIVIDEND POLICY

  The Board of Directors intends to retain any earnings of the Company to support operations and to finance expansion and does not intend to pay cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors, and will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company also currently is restricted by the terms of its credit facility from paying cash dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Because the Company has operated as an S Corporation and will continue to do so until immediately prior to the effectiveness of this Offering, a portion of the net income of the Company in past years has been distributed to each of Jack Benun, Mark Benun and Isaac Levy, solely for the payment of income taxes, and an additional aggregate distribution of approximately $5.6 million (adjusted to include the taxable income of the Company for the period January 1, 1998 to the day preceding the day on which S Corporation status is terminated), evidenced by four-year, 5.7% promissory notes, will be made to such individuals upon termination of the Company's S Corporation status. See "Management--Compensation Committee Interlocks and Insider Participation."

                                   DILUTION

  The pro forma net tangible book value of the Company as of December 31, 1997 was approximately $1.5 million or $0.20 per share. Pro forma net tangible book value per share represents the Company's pro forma tangible assets less total liabilities divided by the number of shares of Common Stock outstanding as of December 31, 1997. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. Without taking into account any changes in such pro forma net tangible book value after December 31, 1997, other than to give effect to the sale of 2,200,000 shares of Common Stock by the Company in this Offering at the initial public offering price of $10.00 per share (after deducting the underwriting discount and commissions and estimated Offering expenses) and the application of the estimated net proceeds therefrom, the pro forma as adjusted net tangible book value of the Company as of December 31, 1997 would have been $21.4 million, or $2.15 per share. This represents an immediate increase in pro forma net tangible book value of $1.95 per share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $7.85 per share to new investors. The following table illustrates this dilution on a per share basis:

Initial public offering price per share..........................        $10.00
 Pro forma net tangible book value per share as of December 31,
 1997............................................................  $0.20
 Increase per share attributable to the Offering.................   1.95
                                                                   -----
Pro forma as adjusted net tangible book value per share after the
 Offering........................................................          2.15
                                                                         ------
Dilution per share to new investors..............................        $ 7.85
                                                                         ======

  The following table summarizes, on a pro forma basis as of December 31, 1997, giving effect to the assumed distribution of the Company's previously undistributed S Corporation earnings through that date, the difference between the existing shareholders and new investors with respect to the number of shares purchased from the Company, at the initial public offering price of $10.00 per share, the total consideration paid and the average price paid per share:

                                                      TOTAL
                             SHARES PURCHASED     CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing shareholders....... 7,750,000   77.9% $   792,000    3.5%    $ 0.10
New investors............... 2,200,000   22.1%  22,000,000   96.5%    $10.00
                             ---------  -----  -----------  -----
  Total..................... 9,950,000  100.0% $22,792,000  100.0%
                             =========  =====  ===========  =====

                                CAPITALIZATION

  The following table sets forth as of December 31, 1997 (i) the actual capitalization and short-term borrowings of the Company, (ii) the pro forma capitalization and short-term borrowings of the Company after giving effect to an approximately $5.6 million decrease in shareholders' equity resulting from a distribution of four-year, 5.7 percent promissory notes to certain shareholders related to the termination of the Company's status as an S Corporation, but without otherwise giving effect to this Offering and (iii) the capitalization and short-term borrowings of the Company, as adjusted, to give effect to the foregoing pro forma adjustments and the issuance and sale by the Company of 2,200,000 shares of Common Stock offered hereby at the initial public offering price of $10.00 per share, less Offering expenses and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds," "Management--Compensation Committee Interlocks and Insider Participation" and Notes A and P to the Consolidated Financial Statements. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this Prospectus.

                                              DECEMBER 31, 1997
                                   -----------------------------------------------
                                                     PRO            PRO FORMA
                                     ACTUAL       FORMA(1)       AS ADJUSTED(2)
                                   ------------- -------------  ------------------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SHORT-TERM DEBT:(3)
  Due to bank..................... $      24,863 $      24,863     $       7,203
  Due to shareholders.............           --          2,000               --
  Capital lease obligations.......            49            49                49
                                   ------------- -------------     -------------
    Total short-term debt......... $      24,912 $      26,912     $       7,252
                                   ============= =============     =============
LONG-TERM DEBT, NET OF CURRENT
 PORTION:(3)
  Due to shareholders............. $       1,400 $       4,954     $       4,954
  Capital lease obligations.......            19            19                19
                                   ------------- -------------     -------------
    Total long-term debt..........         1,419         4,973             4,973
                                   ------------- -------------     -------------
SHAREHOLDERS' EQUITY:
  Preferred Stock, $.01 par value,
   5,000 shares authorized; none
   outstanding....................           --            --                --
  Common Stock, $.01 par value,
   30,000 shares authorized; 7,750
   shares issued and outstanding
   actual and pro forma; 9,950
   shares issued and outstanding
   pro forma as adjusted(4).......            78            78               100
  Additional paid-in capital......         1,119         1,119            20,757
  Retained earnings...............         5,447           502               502
                                   ------------- -------------     -------------
      Total shareholders' equity..         6,644         1,699            21,359
                                   ------------- -------------     -------------
TOTAL CAPITALIZATION.............. $       8,063 $       6,672     $      26,332
                                   ============= =============     =============

-------
(1) Adjusted to give effect to (i) the deferred tax asset of approximately $609,000, resulting from the termination of the Company's status as a S Corporation and (ii) approximately $5.6 million decrease in shareholders' equity and a corresponding increase in due to shareholders at December 31, 1997, resulting from an issuance of four-year, 5.7% promissory notes to certain shareholders related to the termination of the Company's status as an S Corporation, $2.0 million of which is short-term debt and the balance of which is long-term debt. Existing due to shareholders of $1.4 million shall be subject to the terms of such promissory notes. See "Capitalization," "Use of Proceeds," "Management--Compensation Committee Interlocks and Insider Participation" and Note P to Consolidated Financial Statements.
(2) Adjusted to reflect the sale of 2,200,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $10.00 per share and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds."
(3) For information concerning the Company's short-term and long-term debt, see Notes F and H of Notes to Consolidated Financial Statements.
(4) Excludes 800,000 shares of Common Stock reserved for issuance upon the exercise of options or stock purchase rights issuable under the Company's 1997 Stock Option Plan, none of which shares or options had been issued or granted as of December 31, 1997. On February 24, 1998, the Company issued options to purchase 100,000 shares of Common Stock, none of which are presently exercisable. See "Management--1997 Stock Option Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data have been derived from the Consolidated Financial Statements of the Company. The consolidated statements of operations for each of the three years in the period ending December 31, 1997 and the consolidated balance sheets at December 31, 1996 and 1997 have been audited by the Company's independent auditors and are included elsewhere in this Prospectus. The selected statement of operations data for the year ended December 31, 1994 have been derived from the audited Consolidated Financial Statements of the Company not included herein. The selected balance sheet data as of December 31, 1995 have been derived from the audited Consolidated Financial Statements of the Company not included herein. The selected balance sheet data as of December 31, 1993 and 1994 and the selected statement of operations data for the year ended December 31, 1993 have been derived from the unaudited Consolidated Financial Statements of the Company not included herein, which in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for these periods and as of such dates. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.

                                               YEARS ENDED DECEMBER 31,
                                       -----------------------------------------
                                        1993    1994    1995     1996     1997
                                       ------- ------- -------  ------- --------
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Net sales...........................  $64,747 $74,520 $79,828  $90,723 $106,673
 Gross profit........................   15,279  15,276  14,792   20,837   26,925
 Operating expenses:
 Selling, design and shipping........    5,765   5,962   7,986    7,686   10,058
 General and administrative..........    5,413   6,358   6,830    7,684    8,399
                                       ------- ------- -------  ------- --------
  Total operating expenses...........   11,178  12,320  14,816   15,370   18,457
                                       ------- ------- -------  ------- --------
 Operating income (loss).............    4,101   2,956     (24)   5,467    8,468
 Interest expense, net...............    1,160   1,631   2,375    2,980    3,803
                                       ------- ------- -------  ------- --------
 Income (loss) before pro forma
  income taxes ......................    2,941   1,325  (2,399)   2,487    4,665
 Pro forma net income(1).............  $ 1,657 $   703 $(1,463) $ 1,497 $  2,704
                                       ======= ======= =======  ======= ========
 Pro forma net income per share......  $  0.21 $  0.09 $ (0.19) $  0.19 $   0.33
                                       ======= ======= =======  ======= ========
 Pro forma weighted average shares
  outstanding(2).....................    7,750   7,750   7,750    7,750    8,305
 Supplemental pro forma net income
  per share(3).......................                                   $   0.42
                                                                        ========
 Supplemental pro forma weighted
  average shares outstanding(2)(4)...                                     10,071

                                                  DECEMBER 31,
                         ---------------------------------------------------------------
                                                                      1997
                                                         -------------------------------
                                                                   PRO      PRO FORMA
                          1993    1994    1995    1996   ACTUAL  FORMA(5) AS ADJUSTED(6)
                         ------- ------- ------- ------- ------- -------- --------------
BALANCE SHEET DATA:
 Working capital........ $ 5,125 $ 5,942 $ 3,260 $ 5,228 $ 6,419 $ 5,028     $24,688
 Total assets...........  25,413  27,570  33,568  33,986  44,952  45,561      45,561
 Due to bank............  12,050  14,435  21,340  19,732  24,863  24,863       7,203
 Due to shareholders....     900   1,200   1,500   1,560   1,400   6,954       4,954
 Capital lease
  obligations...........     --       14      52     123      68      68          68
 Shareholders' equity...   5,474   6,135   3,848   5,573   6,644   1,699      21,359

--------
(1) The Company has operated as an S Corporation for federal and New York state income tax purposes since 1988. Two of the wholly-owned subsidiaries are C Corporations and, accordingly, have been taxed at the appropriate corporate federal and state tax rates. The historical Consolidated Financial Statements do not include a provision for federal and state income taxes for such periods for those subsidiaries which have elected to be treated as S Corporations. A provision for state income taxes has been made for those states not recognizing S Corporation status. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods. See Notes A and P to the Consolidated Financial Statements.
(2) With respect to 1997, reflects the weighted average shares outstanding and gives pro forma effect to the additional shares that the Company would have to sell at the initial public offering price of $10.00 per share to repay the estimated $5.6 million of promissory notes to be issued to the shareholders in connection with the termination of the Company's S Corporation status. The Company intends to repay $2.0 million of these notes with a portion of the net proceeds of the Offering.
(3) Supplemental pro forma net income per share was computed by adjusting pro forma net income per share to reflect a reduction in interest expense and related fees, net of taxes, of $1.5 million in the year ended December 31, 1997, resulting from the assumed repayment of debt with a portion of the net proceeds of the Offering as if such repayment had occurred on January 1, 1997, consisting solely of repayment of $17.7 million outstanding under the Company's $42.0 million line-of-credit (of which $24.9 million was outstanding at December 31, 1997).
(4) Gives pro forma effect to the additional shares that the Company would have to sell at the initial public offering price of $10.00 per share to repay the debt referenced in footnote 3 above.
(5) Adjusted to give effect to (i) the deferred tax asset of approximately $609,000 resulting from the termination of the Company's status as an S Corporation and (ii) approximately $5.6 million decrease in shareholders' equity and a corresponding increase in due to shareholders at December 31, 1997, of which $2.0 million has been classified as a current liability to be repaid with a portion of the net proceeds of the Offering, resulting from an issuance of promissory notes to certain shareholders related to the termination of the Company's status as an S Corporation. See "The Company," "Capitalization," "Management--Compensation Committee Interlocks and Insider Participation" and Note P to the Consolidated Financial Statements.
(6) Adjusted to reflect the sale of 2,200,000 shares of common stock in the Offering at the initial public offering price of $10.00 per share and the anticipated application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  Happy Kids is a designer and marketer of custom-designed, licensed and branded children's apparel. The Company produces high-quality, coordinated apparel programs, including knit tops, bottoms, overalls, shortalls, coveralls and swimwear, for newborns, infants, toddlers, boys and girls. The Company's major licenses include Nickelodeon's Rugrats, AND 1, B.U.M. Equipment and Ocean Pacific. In late 1997, the Company acquired licenses to Warner Brothers' Scooby Doo, ACA Joe and E.N.U.F. Internationale, and, in early 1998, the Company acquired a license for Jim Henson's Kermit the Frog and Friends. The Company also designs and delivers private label branded playwear programs for leading retailers, including Sesame Street for KMart, New Legends for Kids R Us and Canyon River Blues for Sears and recently began participating in Nickelodeon's Nick Universe program being launched by Kids R Us.

  Prior to and including much of 1995, the Company's operating strategy primarily focused on developing and marketing its own house brands. The Company manufactured products for inventory under the Company's brands and often concentrated on enhancing sales volume rather than focusing on a combination of sales volume and gross margins. The Company believes that the loss in 1995 was primarily attributable to these factors. In 1995, to leverage its strong customer relationships, the Company initiated its current sales strategy under which the Company's customers order specific quantities of goods on a fixed-priced basis six to nine months in advance of a selling season. As a result, for 1997, substantially all of the Company's playwear was produced upon receipt of customer orders. Also in 1995, the Company elected to concentrate on developing a diversified portfolio of popular, established and well-recognized licensed properties and private label relationships and de-emphasized its reliance on house brands, which have been a declining component of the Company's net sales in each year since 1995. Since that time, the Company's strategy has been to work closely with its customers to design and market high-quality coordinated apparel programs resulting in gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, information derived from the Company's Consolidated Statements of Operations expressed as a percentage of net sales unless otherwise noted:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                           --------------------
                                                           1995    1996   1997
                                                           -----   -----  -----
Net sales................................................. 100.0%  100.0% 100.0%
Cost of goods sold........................................  81.5    77.0   74.8
                                                           -----   -----  -----
Gross profit..............................................  18.5    23.0   25.2
Operating expenses:
 Selling, design and shipping.............................  10.0     8.5    9.4
 General and administrative...............................   8.5     8.5    7.9
                                                           -----   -----  -----
  Total operating expenses................................  18.5    17.0   17.3
                                                           -----   -----  -----
Operating income (loss)...................................   0.0     6.0    7.9
Interest expense, net.....................................   3.0     3.3    3.6
                                                           -----   -----  -----
Income (loss) before income taxes.........................  (3.0)%   2.7%   4.3%
                                                           =====   =====  =====

1997 COMPARED TO 1996

  Net Sales. Net sales increased $16.0 million, or 17.6%, to $106.7 million in 1997 from $90.7 million for 1996. The increase in net sales is attributable primarily to increased sales of playwear incorporating the properties covered by the Company's Rugrats license with Nickelodeon and increased sales to KMart resulting in part from the 1997 commencement of its Sesame Street private label program. This increase was partially offset by a decrease in net sales of products incorporating properties covered by one of the Company's former major licenses, which license currently represents only a small percentage of net sales.

  Gross Profit. Gross profit increased by $6.1 million, or 29.2%, to $26.9 million in 1997 from $20.8 million in 1996. The gross profit margin increased to 25.2% in 1997 from 23.0% in 1996. The increase in the gross margin is attributable to the implementation of the Company's current sales strategy. As part of such strategy, initiated in 1995, orders are received six to nine months in advance of shipment resulting in finished goods being produced according to customer order. Due to the timing of the order cycle and revenue recognition (sales are recognized when products are shipped), the Company first began to fully realize the benefits of such strategy in mid-1996. In addition, during 1997, there was a decrease in the Company's product return rates as compared to 1996. Gross profit is net of any royalties associated with the use of licensed properties.

  Selling, Design and Shipping Expenses. Selling, design and shipping expenses increased by $2.4 million, or 30.9%, to $10.1 million in 1997 from $7.7 million in 1996. This increase is attributable primarily to higher sales salaries and commissions for existing personnel and the hiring of additional sales and design personnel during the year, as well as higher travel, shipping and freight costs associated with increased sales volumes. In addition, other design costs have increased as a result of the expansion of the Company's production. As a percentage of net sales, selling, design and shipping expenses increased to 9.4% in 1997 from 8.5% in 1996.

  General and Administrative Expenses. General and administrative expenses increased $715,000, or 9.3%, to $8.4 million in 1997 from $7.7 million in 1996. This increase is primarily the result of higher factor commissions associated with increased sales volume, the hiring of additional office personnel and normal annual salary rate increases. The Company utilized its factoring arrangement for the entire year in 1997 as compared to only ten months of the corresponding period in 1996. As a percentage of net sales, general and administrative expenses decreased to 7.9% in 1997 from 8.5% in 1996.

  Interest Expense, net. Interest expense, net increased $823,000, or 27.6%, to $3.8 million in 1997 from $3.0 million in 1996. This increase is a result of higher sales volume resulting in an increase in borrowings, interest expense and fees under the line of credit. As a percentage of net sales, interest expense, net increased slightly to 3.6% in 1997 from 3.3% in 1996.

  Income Before Income Taxes. Income before income taxes increased $2.2 million, or 87.6%, to $4.7 million in 1997 from $2.5 million in 1996 due to the reasons described above. As a percentage of net sales, income before income taxes increased to 4.3% in 1997 from 2.7% in 1996.

1996 COMPARED TO 1995

  Net Sales. Net sales increased $10.9 million, or 13.6%, to $90.7 million in 1996 from $79.8 million for 1995. The increase in net sales is due primarily to the introduction by the Company of products incorporating the properties covered by the B.U.M. Equipment and Nickelodeon's Rugrats licenses, as well as increases in certain private label programs. The increase in net sales was partially offset by the reduction of sales under the Company's house brands, evidencing the continuing shift in the Company's product mix from sales of house brands to sales of products incorporating licensed and branded properties.

  Gross Profit. Gross profit increased by $6.0 million, or 40.9%, to $20.8 million in 1996 from $14.8 million in 1995. The gross profit margin increased to 23.0% in 1996 from 18.5% in 1995. The increase in gross margin is attributable to the Company's successful implementation of its current sales strategy and a change in product mix toward higher margin licensed and branded properties from lower margin house brands.

  Selling, Design and Shipping Expenses. Selling, design and shipping expenses decreased $300,000, or 3.8%, to $7.7 million in 1996 from $8.0 million in 1995. This decrease is due primarily to the cost benefits associated with the installation of an in-house CAD system early in 1996. As a percentage of net sales, selling, design and shipping expenses decreased to 8.5% in 1996 from 10.0% in 1995.

  General and Administrative Expenses. General and administrative expenses increased $854,000, or 12.5%, to $7.7 million in 1996 from $6.8 million in 1995. This increase is due to charges associated with the Company's factoring agreement. The Company had no factoring agreement in the comparable period of the prior year. As a percentage of net sales, general and administrative expenses remained constant at 8.5% in 1996 and 1995.

  Interest Expense, net. Interest expense, net increased $605,000, or 25.5%, to $3.0 million in 1996 from $2.4 million in 1995. This increase is a result of higher sales volume resulting in an increase in borrowings, interest expense and fees under the line of credit. As a percentage of net sales, interest expense, net increased to 3.3% in 1996 from 3.0% in 1995.

  Income (Loss) Before Income Taxes. Income before income taxes increased $4.9 million to $2.5 million in 1996 from a loss of $2.4 million in 1995 due to the reasons described above. As a percentage of net sales, income before income taxes was 2.7% in 1996 as compared to (3.0%) in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its cash requirements primarily through operations and borrowings under its bank credit line. Historically, the Company's borrowing requirements have been seasonal, with peak working capital needs arising during the first and third quarters.

  The Company's bank credit facility currently permits borrowings up to $42.0 million as a revolving credit line that expires on December 31, 1998, subject to annual renewals (adjusted seasonally to $47.0 million from January 1, 1998 through April 30, 1998). The first $5.0 million of borrowings under this line of credit bear interest at the prime rate plus 4.0% (12.5% at December 31, 1997). The remaining borrowings bear interest at the prime rate plus 1.0% (9.5% at December 31, 1997). Additionally, the Company is subject to certain fees associated with the line of credit. The amount available under this line of credit is dependent upon levels of eligible accounts receivable and inventory. The credit facility is collateralized by substantially all of the assets of the Company and is guaranteed by the Company's three major shareholders. As of December 31, 1997, the Company had $24.9 million of outstanding direct borrowings and $15.9 million of contingent liabilities under open letters of credit. The Company intends to use approximately $17.7 million of the net proceeds from this Offering to reduce the outstanding balance of direct borrowings under the credit facility. In addition, the Company's lender has sole discretion to make or withhold advances under the credit line. The loss by the Company of the services of Jack M. Benun, the Company's Chairman of the Board, President and Chief Executive Officer, could trigger an event of default under such credit facilities. There can be no assurance that the lender will continue to lend under the credit line. If the lender exercises its discretion to withhold advances, there would be a material adverse effect on the Company's business, financial condition and results of operations. The Company executed an amendment of its existing credit facility. Upon effectiveness of the Offering and satisfaction of certain conditions, the Company's credit facility will be amended to provide for a discretionary one year revolving line of credit, renewable annually, providing for advances and letter of credit accommodations, up to the lesser of: (a) $49.0 million through April 30, 1998, (b) $42.0 million from May 1, 1998 through December 31, 1998, (c) $47.0 million from January 1, 1999 through March 31, 1999, or (d) at all times the sum of (i) up to eighty-five percent of eligible accounts receivable, plus (ii) up to fifty percent of finished goods inventory, plus (iii) overadvances approved by the lender. The maximum amount of revolving credit advances outstanding at any time may not exceed $35.0 million from January 1, 1998 to April 30, 1998 and $30.0 million thereafter, and the maximum amount of letters of credit outstanding at any time may not exceed $35.0 million. The interest rate on amounts borrowed will be the bank's then prevailing prime rate. Upon effectiveness of the amended line of credit, personal guarantees of certain of the Company's present shareholders under the Company's present line of credit will terminate, and the collateral pledged by such shareholders will be released. See "Risk Factors--Dependence on Access to Credit Facilities."

  As of December 31, 1997 the Company's principal sources of liquidity included cash of $374,000, amounts due from factor of $24.2 million and net accounts receivable of $316,000. The Company had working capital of $6.4 million and long-term debt of $1.4 million as of December 31, 1997.

  For the year ended December 31, 1997, operating activities used cash of $1.9 million primarily as a result of an increase in amounts due from factor of $7.3 million due to increased sales volume, partially offset by net income of $4.2 million. Net cash used in investing activities during the year ended December 31, 1997 was $79,000 consisting entirely of capital expenditures, while net cash provided by financing activities during the same period was $1.7 million consisting primarily of net borrowings of $5.1 million under the Company's bank credit facility offset by payments to shareholders of $3.1 million for their personal income taxes due on the earnings of the S Corporations.

  During fiscal 1996, operating activities provided cash of $3.1 million primarily from net income of $2.4 million and a reduction in inventory levels of $5.7 million. This cash provided by operations was partially offset by the cash used by an increase in amounts due from factor of $16.9 million less the cash generated by a decrease in accounts receivable of $10.5 million due to the Company's implementation of its factoring program in 1996. Net cash used in investing activities during fiscal 1996 was $378,000 reflecting the purchase of certain fixed assets. Net cash used in financing activities during 1996 was $2.3 million consisting primarily of payments under the Company's bank credit facility and distributions to shareholders for taxes on S Corporation earnings.

  Historically, the Company's business has not required significant capital expenditures. The Company's capital expenditures were approximately $578,000, $378,000 and $79,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company believes that cash flow expected to be generated from operations, together with borrowings under its existing credit facility and the net proceeds from this Offering, will be adequate to satisfy current and planned operations for at least the next 12 months.

BACKLOG

  The Company's customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. Such customer orders are placed in backlog upon their receipt and acceptance by the Company. Customer orders are generally cancellable on notice to the Company without penalty. Although the Company has not had significant cancellations in the past, no assurance can be given that it will not experience a significant level of cancellations in the future or that its backlog at any point in time will be converted to sales. Many of the Company's orders are received significantly in advance of scheduled delivery periods. Consequently, the Company had backlog of $107.7 million and $73.2 million at January 31, 1998 and January 31, 1997, respectively. The Company expects to fill the January 31, 1998 backlog prior to October 31, 1998.

VARIABILITY OF RESULTS; SEASONALITY; CYCLICALITY

  Sales of children's apparel are seasonal. Consequently, the Company's operating results have varied substantially from quarter to quarter, and the Company expects that they will continue to do so. Generally, the Company has experienced significantly higher net sales in the first and third quarters as compared to the second and fourth quarters, although this may change from time to time. The seasonality of the Company's business also affects borrowings under the Company's lines of credit and its level of backlog, which fluctuate in response to demand for the Company's products. Therefore, the results of any interim period are not necessarily indicative of the results that may be achieved for an entire year. In addition, the apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A difficult retail environment could result in downward price pressure which could adversely impact the Company's gross profit margins.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited condensed consolidated quarterly financial information for each of the eight most recent quarters in the period ended December 31, 1997. This information is derived from unaudited condensed Consolidated Financial Statements of the Company that include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods, when read in conjunction with the audited Consolidated Financial Statements of the Company and notes thereto appearing elsewhere in this Prospectus.

                                                      QUARTERS ENDED
                         ---------------------------------------------------------------------------
                         MAR. 31, JUNE 30,  SEPT. 30, DEC. 31, MAR. 31, JUNE 30,  SEPT. 30, DEC. 31,
                           1996     1996      1996      1996     1997     1997      1997      1997
                         -------- --------  --------- -------- -------- --------  --------- --------
                                                      (IN THOUSANDS)
Net sales............... $29,260  $13,472    $27,329  $20,662  $24,811  $14,746    $37,771  $29,345
Gross profit............   6,536    1,964      7,596    4,741    5,981    3,273      9,412    8,259
Operating income
 (loss).................   2,638     (950)     2,806      973    2,106     (529)     4,010    2,881
Income (loss) before
 income taxes........... $ 1,764  $(1,676)   $ 2,203  $   196  $ 1,412  $(1,203)   $ 2,856   $1,600

  The operating results for any quarter are not necessarily indicative of results which may be obtained for any future period. The Company's quarterly results may fluctuate as a result of a variety of other factors, many of which are not within the Company's control, including patterns of spending by customers, the timing, size and receipt of orders, and delays of shipments to customers due to delays in delivery by suppliers.

PRO FORMA ADJUSTMENTS FOR INCOME TAXES

  The Company has operated as an S Corporation for federal and New York state income tax purposes since 1988. As a result, for such tax periods, the Company's earnings were taxed directly to the Company's shareholders. The pro forma adjustments for income taxes reflected in the Prospectus Summary under the caption "Summary Consolidated Financial Data" and in the accompanying Financial Statements were calculated as if the Company were subject to tax under the tax laws in effect for the respective periods using the criteria established under Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." The effective tax rate (benefit) for the years ended December 31, 1997, 1996 and 1995 was 10.1%, 4.8% and (31.6%),
respectively. The change in the effective tax rate is the result of the utilization of Federal net operating loss carryback claims in 1995, payments in connection with a settlement, in 1996, of an Internal Revenue Service examination, and State net operating loss carryforward claims in 1997 and 1996.

RECENTLY ISSUED ACCOUNTING STANDARDS

  SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement addresses the reporting and displaying of comprehensive income and its components. EPS will only be reported for net income and not for comprehensive income. Adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial statement disclosures.

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. Adoption of SFAS No. 131 is not expected to have a material effect on the Company's financial statement disclosures.

                                   BUSINESS

OVERVIEW

  Happy Kids is a designer and marketer of custom-designed, licensed and branded children's apparel. The Company produces high-quality, coordinated apparel programs, including knit tops, bottoms, overalls, shortalls, coveralls and swimwear, for newborns, infants, toddlers, boys and girls. The Company's major licenses include Nickelodeon's Rugrats, AND 1, B.U.M. Equipment and Ocean Pacific. In late 1997, the Company acquired licenses to Warner Brothers' Scooby Doo, ACA Joe and E.N.U.F. Internationale, and, in early 1998, the Company acquired a license for Jim Henson's Kermit the Frog and Friends. The Company also designs and delivers private label branded playwear programs for leading retailers, including Sesame Street for KMart, New Legends for Kids R Us and Canyon River Blues for Sears and recently began participating in Nickelodeon's Nick Universe program being launched by Kids R Us. The Company's strategy is to work closely with its customers to design and market coordinated playwear programs resulting in gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear.

BUSINESS STRATEGY

  The Company's operating strategies include the following:

  Focus on Licensed and Branded Products and Private Label Relationships. The Company designs and markets licensed and branded coordinated apparel programs at gross margins that the Company believes are higher than those typically generated from sales of non-licensed or non-private label branded playwear. The Company's gross margins were 25.2% in 1997, 23.0% in 1996, and 18.5% in 1995, resulting in part from this focus on licensed and branded properties and private label relationships. The Company maintains a diversified portfolio of popular, established and well-recognized licensed properties and private label relationships to reduce its dependence upon any one licensed property or private label relationship.

  Emphasize Advance Sales. In 1995, the Company initiated its current sales strategy under which customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. For 1997, substantially all of the Company's apparel was produced upon receipt of customer orders. Based on orders received as of January 31, 1998, the Company had backlog of $107.7 million, which it expects to fill over the following six to nine months. The Company intends to continue to utilize its sales strategy to minimize its inventory risk.

  Utilize Contract Manufacturers. The Company utilizes over 50 unaffiliated, foreign and domestic contract manufacturers. The Company uses third-party manufacturers to eliminate the significant capital investment requirements associated with maintaining manufacturing facilities. The Company has developed long-standing relationships with many of its contract manufacturers and, during the year ended December 31, 1997, approximately 66.8% of the Company's products were manufactured by contract manufacturers which have been utilized by the Company for over three years.

  Capitalize on In-House Design Capabilities. The Company's playwear is designed by 42 in-house designers and graphic artists organized in teams dedicated to each of the Company's licensed properties and private label programs. The Company believes that its customers will continue to rely on its ability to design, have manufactured and deliver on a timely basis commercially successful apparel programs which foster long-term customer relationships and result in a high level of customer satisfaction.

  The Company's growth strategies include the following:

  Increase Sales to Existing Accounts. The Company seeks to increase sales to its current customers by expanding its product categories and sizes incorporating the Company's existing licensed properties and private label relationships. The Company's customer base includes each of the top ten childrenswear retailers. Historically, capital constraints have limited the Company's ability to market products broadly to all children's apparel departments within its current customer base. Following the completion of this Offering, however, the Company expects to have improved access to capital which the Company believes will permit it to market, design and produce additional product categories and sizes under its existing licenses and private label relationships. For example, the Company successfully expanded its relationship with KMart from one to five size categories during 1997. The Company believes there is significant opportunity to increase sales to its existing customer base.

  Expand Customer Base. The Company's customers include mass-market retailers, mid-tier distributors and department stores, and the Company's current customers include KMart, Kids R Us, Price/Costco, Sears and WalMart. Within its current distribution channels, the Company seeks to generate sales from new accounts by capitalizing on the demand for its licensed products and on its ability to successfully execute private label programs. In addition, the Company recently began to market certain licensed products to specialty retailers, including sporting goods chains such as Champs, FootAction and The Sports Authority.

  Leverage Newly Acquired Licensed Properties and Private Label
Relationships. The Company recently acquired several new licenses, including ACA Joe, E.N.U.F. Internationale, Jim Henson's Kermit the Frog and Friends and Warner Brothers' Scooby Doo, and a new private label arrangement, Nickelodeon's Nick Universe being launched by Kids R Us. In acquiring these new licenses, the Company has relied on its market research and communications with its customers to assess the marketability of these lines. The Company's design teams currently are developing apparel programs in conjunction with its customers and licensors and the Company expects to launch these apparel programs in late 1998, targeting both its existing and new customers.

  Pursue New Licenses and Private Label Relationships. The Company actively pursues licensing of additional properties and new private label relationships. The Company seeks licenses and private label arrangements that are based on popular and established characters and brand names. The Company believes that its reputation encourages potential licensors to seek out the Company as a licensee of their branded properties and encourages retailers to engage the Company to design and have manufactured coordinated apparel programs under their own private labels. Furthermore, the Company believes that its history of successfully executing licensed and private label coordinated apparel programs provides it with a competitive advantage when seeking new licenses and private label relationships. For example, the Company acquired the Nickelodeon's Rugrats license based on a referral from one of the Company's major customers.

PRODUCTS AND LICENSES

  The Company's playwear products are designed and marketed as coordinated apparel programs and include knit tops, bottoms, overalls, shortalls, coveralls and swimwear. The Company's products are marketed in a variety of size categories including newborns, infants, toddlers (2T-4T), boys (4-7 and 8-20) and girls (4-6x and 7-16). The following is a description of the Company's apparel programs:

      EXISTING                                                   CURRENT
LICENSED AND BRANDED                   CURRENT DISTRIBUTION      PRODUCT      CURRENT SIZE
  APPAREL PROGRAMS     DESCRIPTION           CHANNELS           OFFERINGS      OFFERINGS
--------------------  -------------- ------------------------ -------------- --------------
AND 1........         Basketball     Top-line specialty       All apparel    Toddlers, boys
                      apparel        athletic retailers, mid-
                                     tier athletic retailers
                                     and full-price
                                     department stores with
                                     athletic concept shops
B.U.M.                Lifestyle      Mass-market retailers,   All apparel    Newborns,
 Equipment...         activewear     mid-tier distributors                   infants,
                                                                             toddlers,
                                                                             boys, girls
Canyon River          Activewear     Sears                    Overalls,      Infants,
 Blues for                                                    shortalls,     toddlers, boys
 Sears.......                                                 tops, bottoms  (4-7), girls
                                                                             (4-6x)
Jordache.....         Lifestyle      Mass-market retailers    Tops, bottoms  Infants,
                      activewear                                             toddlers,
                                                                             boys, girls
Lullaby Club          Infantwear     Target                   Coveralls,     Newborns,
 for Target..                                                 tops, bottoms  infants
New Legends           Activewear     Kids R Us                Overalls,      Toddlers,
 for Kids R                                                   shortalls,     girls
 Us..........                                                 tops, bottoms
Nickelodeon's         Character-     Mass-market retailers,   Coveralls,     Boys, girls
 Rugrats.....         based          mid-tier distributors,   overalls,
                      activewear     department stores        shortalls,
                                                              tops, bottoms,
                                                              swimwear
Ocean                 Surf-inspired  Department stores, mid-  Swimwear,      Toddlers, boys
 Pacific.....         activewear     tier distributors        tops, bottoms  (4-7)
Sesame Street         Character-     KMart                    Coveralls,     Infants,
 for KMart...         based                                   overalls,      toddlers, boys
                      activewear                              shortalls,     (4-7), girls
                                                              tops, bottoms, (4-6x)
                                                              swimwear
TriStar's             Character-     Mass-market retailers    Swimwear       Boys
 Godzilla....         based
                      activewear

 NEW LICENSED AND
      BRANDED                                                                     ANTICIPATED
 APPAREL PROGRAMS         DESCRIPTION        ANTICIPATED DISTRIBUTION CHANNELS    LAUNCH (1)
 ----------------   ------------------------ --------------------------------- ----------------
 ACA Joe..........  Lifestyle activewear     Mid-tier distributors             Holiday 1998
 E.N.U.F.           Lifestyle activewear     Mid-tier distributors,            Spring 1998
  Internationale..                           department stores
 Jim Henson's
  Kermit the Frog   Character-based          Mid-tier distributors,            Holiday 1998
  and Friends.....  activewear               department stores
 Nickelodeon's
  Nick Universe     Character-based
  for Kids R Us...  activewear               Kids R Us                         Fall 1998
 Warner Brothers'   Character-based          Mid-tier distributors,            Spring 1998
  Scooby Doo......  activewear               mass-market retailers

-------
(1) Initial sales of such products are expected to occur subsequent to December 31, 1997.

  The Company's current licensing arrangements contain initial terms of between eighteen months and five years, and typically include multiple renewal options of between one and five years, subject to certain conditions. The present terms of the Company's current license arrangements will expire between December 1999 and December 2002. The Company's licenses generally require an initiation fee and/or minimum annual royalties to be recouped from ongoing royalty payment obligations, which currently range from 5.0% to 12.0% of the Company's net sales of products incorporating a licensed property. Apparel industry licenses typically are granted with respect to product categories, sizes and channels of distribution, and may be either exclusive or non-exclusive. The Company's private label relationships are conducted on a purchase order basis, rather than pursuant to contract. Net sales by the Company for 1997 attributable to its licensing or private label arrangements for B.U.M. Equipment, Nickelodeon's Rugrats, Ocean Pacific and Sesame Street for KMart accounted for 18.9%, 11.3%, 11.1% and 14.3% of net sales, respectively. Net sales by the Company in 1996, attributable to the B.U.M. Equipment, Ocean Pacific and Jordache arrangements, accounted for 19.8%, 14.5% and 12.4% of net sales, respectively. No other licensing or private label arrangements accounted for more than 10% of the Company's net sales in either 1997 or 1996.

MERCHANDISING

 Design

  The Company's playwear products are designed by 42 in-house designers and graphic artists organized in teams dedicated to each of the Company's licensed properties and private label programs. Each team works closely with licensors, customers and contract manufacturers, utilizing state-of-the-art CAD systems, to design coordinated products featuring textured fabrications and detailed graphics. The Company believes that its customers rely on its ability to design, have manufactured and deliver on a timely basis commercially successful apparel programs.

  The design process incorporates product design, merchandising, sourcing and production. The Company's design and merchandising teams continually monitor and evaluate the children's playwear market for styles and trends in fabrics, trims and accessories, as well as analyze online sales information provided by its customers. In conjunction with its customers and licensors, the Company's design teams identify specific design needs and develop product programs. The Company oversees all garment production, including pattern development and color and sample approval, through regular communication with the Company's customers and contract manufacturers.

 Sales and Marketing

  The Company markets and distributes its products through three primary channels of distribution, including mass-market retailers, mid-tier distributors and department stores and recently has begun selling to select specialty retailers, including sporting goods chains. All of the Company's sales are within the United States. The Company's customers include:

        MASS-
       MARKET       MID-TIER           DEPARTMENT               SPECIALTY
      RETAILERS   DISTRIBUTORS           STORES                 RETAILERS
      ---------   ------------ --------------------------- --------------------
      KMart       Kids R Us    Dayton Hudson               Champs
      Target      Price/Costco Federated Department Stores FootAction
      WalMart     Sears        JC Penney                   Foot Locker
                               The May Company             The Sports Authority


  In 1995, to leverage its customer relationships, its popular licenses and brand names and its reputation for quality products and reliable delivery, the Company initiated its current sales strategy under which customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. For 1997, substantially all of the Company's apparel was produced upon receipt of customer orders. Additionally, the Company has been able to leverage the popularity and goodwill associated with its licenses and brand names to promote sales, rather than undertaking costly marketing initiatives.

  As of December 31, 1997, the Company maintained a sales and marketing staff of 14 people, including its senior management. The Company is organized in account teams led by key account sales executives. Each account sales executive reports directly to senior management and is responsible for the day to day customer relationship management and for supervising and monitoring the sales staff. The Company's sales staff is compensated on a salary plus commission basis.

  The Company's sales and marketing staff works closely with the Company's designers and graphic artists throughout the design and production process. The Company's customers often launch a new product line associated with a new license or private label relationship in a limited number of stores. If the product is successful, the Company's customers often market the product line throughout their retail chains or in a significantly larger number of stores. The Company's design team and sales staff work closely with its customers to monitor, review and analyze product launches.

  The Company's customer base has been and continues to be highly concentrated. Sales of the Company's products to each of Price/Costco, KMart and Kids R Us accounted for approximately 17.4%, 14.3% and 11.0% of net sales for 1997, respectively. In addition, sales of the Company's products to each of Kids R Us and WalMart accounted for 21.5% and 13.4% of net sales, respectively, during 1996, while sales of the Company's products to each of Kids R Us, WalMart and J.C. Penney accounted for 18.3%, 12.9% and 10.0% of net sales, respectively, during 1995. Based upon historical and recent results and existing relationships with customers, the Company believes that a substantial portion of its net sales and gross profits will continue to be derived from a small number of large customers. There can be no assurance that the Company's larger customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels.

MANUFACTURING

 Contract Manufacturers

  The Company's products are manufactured to exacting quality standards and specifications by over 50 unaffiliated, foreign and domestic contract manufacturers. The Company uses third-party manufacturers to eliminate the significant capital investment requirements associated with maintaining manufacturing facilities. The Company has developed long-standing relationships with many of its contract manufacturers and, during 1997, approximately 66.8% of the Company's products were manufactured by contract manufacturers which have been utilized by the Company for over three years. For 1997 and 1996, foreign manufacturers produced approximately 93.4% and 91.2% of the Company's products, respectively, with the remainder of products produced domestically.

  The Company works with independent buying agents in six countries to assist the Company in selecting a contract manufacturer. The Company and such buying agents review, among other things, quality of merchandise produced, the ability of such manufacturer to meet the Company's timing requirements for delivery and price. The Company is not a party to long-term contractual or other arrangements with any manufacturer and often uses more than one manufacturer to produce a coordinated apparel program. The Company believes that it has ready access to numerous contract manufacturers and that its existing contract manufacturers have the ability to manufacture across several product lines.

  During 1997 and 1996, various production facilities located in Thailand accounted for an aggregate of 41.4% and 40.3% of the Company's manufactured products, respectively, and various production facilities in Hong Kong accounted for an aggregate of 30.7% and 37.5% of the Company's manufactured products, respectively. No other country accounted for 10% or more of the Company's manufactured products during 1997 or 1996. In addition, two manufacturing facilities located in Hong Kong accounted for 10.6% and 12.6%, respectively, of the Company's manufactured products during 1997 and 11.1% and 23.3%, respectively, of the Company's manufactured products during 1996. No other single manufacturer accounted for 10% or more of the Company's manufactured products during 1997 or 1996.

  The Company's products are subject to bilateral textile agreements between the United States and a number of foreign countries. Such agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements are not currently subject to specified limits. The Company does not own the right to import finished garments into the United States, but relies on its contract manufacturers to obtain the necessary quotas. In the past, to the extent that necessary import quotas have not been available with respect to a particular source of supply, the Company has been able to find an alternative source of supply. Accordingly, the availability of quotas has not had a material effect upon the Company's business, financial condition or results of operations. The Company's continued ability to source products that it imports may be adversely affected by a significant decrease in available import quotas as well as any additional bilateral agreements or unilateral trade restrictions. In addition, a significant portion of the Company's products are manufactured in Hong Kong. China recently resumed sovereignty over Hong Kong. The Company cannot predict the effect, if any, this event will have on its contract manufacturers in Hong Kong and there can be no assurance that Hong Kong will not experience political, economic or social disruption as a result of the resumption of Chinese sovereignty. In addition, there have been a number of recent trade disputes between China and the United States during which the United States has threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. The loss of such status for China, changes in current tariff structures or the adoption by the United States of trade policies or sanctions adverse to China could have a material effect on the Company's business, financial condition or results of operations.

  The principal raw materials used in the production and sale of the Company's products are yarn, fabric, trim, buttons and other accessories. Raw materials are purchased by the manufacturers who deliver finished goods to the Company. The Company believes that an adequate supply of raw materials used in the manufacture of its products is readily available from existing and alternative sources at reasonable prices.

 Quality Control

  The Company has in place comprehensive quality control procedures to ensure that fabrics, materials and finished goods meet the Company's exacting quality standards. The Company utilizes both internal and independent quality control representatives to monitor contract manufacturers' production processes. In addition, certain of the Company's buying agents engage their own personnel who monitor compliance with the Company's quality control specifications.

  The Company oversees testing of yarns and trim for colorfastness, washability and other standards before sample garments are produced. Selected product samples are sent to independent testing facilities which test garments for colorfastness, washability, size specifications and other standards. Sample garments are randomly subjected to similar quality control tests by the Company for fit and appearance. Foreign and domestic contract manufacturers are routinely visited on a spot check basis to ensure compliance with the Company's quality standards. Finished garments are subject to final inspection in the Company's warehouse for general appearance and quality prior to shipment to customers. Prior to shipment, inspection certificates are issued to indicate that the products have been inspected and found to be in conformity with the order. Products which are manufactured in foreign countries are tested to ensure that such products meet United States customs import requirements by the foreign manufacturers prior to shipment, and the results of such tests, along with samples of each product style, are sent to the Company. The Company's ability to design and have manufactured high-quality playwear is evidenced by the Company's product return rates of 3.3% and 1.9% in 1996 and 1997, respectively.

DISTRIBUTION

  Upon completion of the manufacturing process, the Company's products are shipped from the contract manufacturers by sea, air or land to the Company's domestic warehouse facilities. The Company utilizes its warehouse facilities in New Brunswick, New Jersey, or its public warehouse arrangement in Long Beach, California prior to shipping its products directly to its customers' stores or distribution centers via common carrier.

BACKLOG

  The Company's customers order specific quantities of goods on a fixed-price basis six to nine months in advance of a selling season. Such customer orders are placed in backlog upon their receipt and acceptance by the Company. Customer orders are generally cancellable on notice to the Company without penalty. Although the Company has not had significant cancellations in the past, no assurance can be given that it will not experience a significant level of cancellations in the future or that its backlog at any point in time will be converted to sales. Many of the Company's orders are received significantly in advance of scheduled delivery periods. The Company had backlog of $107.7 million and $73.2 million at January 31, 1998 and January 31, 1997, respectively. The Company expects to fill the January 31, 1998 backlog prior to October 31, 1998.

MANAGEMENT INFORMATION SYSTEMS

  The Company believes that advanced information processing is essential to maintaining its competitive position. The Company participates in the electronic data interchange program maintained by many of its larger customers, including J.C. Penney, Kids R Us, Sears, Target and WalMart. This program allows the Company to receive customer orders, provide advanced shipping notices, monitor store inventory and track orders on-line from the time such orders are placed through delivery. The Company is also able to notify certain of its client's warehouses, in advance, as to shipments. The Company currently is upgrading its management information systems, which it expects to complete in 1998, to ensure proper processing of transactions relating to the year 2000 and beyond. The Company continues to evaluate appropriate courses of corrective action, including replacement of certain systems. The Company does not expect the costs associated with ensuring year 2000 compliance to have a material effect on its financial position or results of operations. All costs associated with year 2000 compliance are being funded with cash flow generated from operations and are being expensed as incurred. Although the Company believes that the information systems of its major customers and vendors (insofar as they relate to the Company's business) comply with Year 2000 requirements, there can be no assurance that the Year 2000 issue will not affect the information systems of such customers and vendors as they relate to the Company's business, or that any such impact on such customers' and vendors' information systems would not have a material adverse effect on the Company's business, financial condition or results of operations.

INDUSTRY AND COMPETITION

  The domestic children's apparel industry has increased in market size from $24.7 billion in 1994 to $26.9 billion in 1996, a 4.4% annual increase, as measured by The NPD Group, an industry trade group. For 1996, according to Children's Business, the top ten childrenswear retailers, consisting of WalMart, KMart, J.C. Penney (including the J.C. Penney catalog), Sears, Federated Department Stores, Target, Kids R Us, Mervyns, May Company and TJX Company, accounted for 56.4% of the market.

  The children's playwear industry is highly competitive and fragmented. The Company competes with many companies engaged in the design, production and distribution of children's apparel for newborns, infants, toddlers, boys and girls. Some of the Company's competitors have longer operating histories and financial, sales, marketing, design capabilities and other competitive resources which are substantially greater than those of the Company. The Company also faces competition from its existing customers, who may themselves begin to produce children's playwear directly. In addition, such customers have in the past competed, and may continue in the future to compete, for available branded programs. Further, to the extent that the Company's customers or competitors maintain or initiate private label programs, such customers or competitors will compete with the Company's licensed and branded properties. The Company also competes with other manufacturers of children's apparel for retail floor space.

  The Company believes that the principal competitive factors affecting its business include the ability to deliver, on a timely basis, high quality coordinated playwear apparel; the ability to successfully obtain licensing arrangements and private label relationships based on characters and brands that are appealing to children and parents; the ability to successfully design coordinated apparel programs based on such licensing arrangements and relationships; and the ability to produce playwear at competitive prices.

EMPLOYEES

  As of December 31, 1997, the Company employed 133 persons, consisting of 14 in sales and marketing, 42 in design and graphic arts, 45 in warehousing and distribution and 32 in finance, administration and management. Forty of the Company's 45 employees at its New Brunswick, New Jersey warehouse facility are subject to a collective bargaining agreement (the "Collective Bargaining Agreement") between Hawk Industries, Inc. ("Hawk"), which upon consummation of the Offering will be a wholly owned subsidiary of the Company, and Journeymen's and Production Allied Services of America and Canada International Union, Local No. 157 (the "Union"). The initial term of such Collective Bargaining Agreement began on August 1, 1996 and extends to July 31, 1999, and shall continue thereafter from year to year, unless terminated or modified by written notice within certain time periods. Pursuant to the Collective Bargaining Agreement, the Company must, among other obligations, recognize the Union as the exclusive representative of all of the employees covered under the Collective Bargaining Agreement, endeavor to seek all employment, new or otherwise, through the Union, require all employees of Hawk, as a condition to employment, to become members of the Union within a specified time period and maintain specified hours of work. The Collective Bargaining Agreement also contains terms governing, among other things, overtime, holidays, vacations, leave of absence, rest periods, safety and health, strikes and lockouts, wages, grievance procedures and health and welfare plans. The Company considers its relations with its employees to be good.

FACILITIES

  The Company currently leases all of its office space. The Company leases approximately 19,000 square feet for its executive offices and showroom located at 100 West 33rd Street, New York, New York. Such lease expires in September 2005 and contains renewal options for an additional three and one half years. The Company also leases approximately 130,000 square feet for warehousing and distribution at its warehouse facility in New Brunswick, New Jersey. Such lease expires in March 2000 and contains renewal options for two additional five year terms. The Company also maintains a small showroom in Bentonville, Arkansas. The Company believes that its facilities are sufficient to meet current needs for its sales, marketing, design, administrative, warehousing and distribution requirements.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company are as follows:

         NAME                 AGE            POSITION
         ----                 --- ------------------------------
         Jack M. Benun.......  56 Chairman of the Board,
                                  President and Chief Executive
                                  Officer
         Stuart Bender.......  43 Chief Financial Officer and
                                  Treasurer
         Mark J. Benun.......  31 Executive Vice President,
                                  Secretary and Director
         Isaac Levy..........  34 Senior Vice President and
                                  Director
         Marvin Azrak(1).....  56 Director
         Stephen I. Kahn(1)..  32 Director

--------
(1) Term in office will commence upon the consummation of this Offering.

  Jack M. Benun. Mr. Benun founded the predecessor to the Company in 1979 and is the Company's Chairman of the Board, President and Chief Executive Officer. Mr. Benun has over 30 years experience in the apparel industry. Prior to founding the Company, Mr. Benun managed a family domestic apparel manufacturing business.

  Mark J. Benun. Mr. Benun joined the Company in 1984 and currently oversees all sales for the Company. He currently serves as Executive Vice President, Secretary and as a Director.

  Isaac Levy. Mr. Levy joined the Company in 1987 and is responsible for all operations of the boys division, including buying, design and marketing. He currently serves as the Company's Senior Vice President and as a Director.

  Stuart Bender, CPA. Mr. Bender joined the Company in 1985 as Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Bender served as the corporate controller and divisional controller for two private companies. Mr. Bender has four years public accounting experience at Grant Thornton LLP.

  Marvin Azrak. Mr. Azrak was elected as a Director of the Company in March 1998, effective upon the consummation of this Offering. Marvin Azrak founded Azrak-Hamway International, Inc., a toy company, in 1964. The company acquired the Remco Toy name in 1974. Mr. Azrak sold Azrak-Hamway International, Inc. in late 1997. He established the first Harley Davidson Cafe in New York in 1993, and, in 1997, he opened a second Harley Davidson Cafe in Las Vegas. He is also the founder of A.M.E., a childrens underwear and accessory company.

  Stephen I. Kahn. Mr. Kahn was elected as a Director of the Company in March 1998, effective upon the consummation of this Offering. Mr. Kahn is the co-founder and the President, Chief Executive Officer and Chairman of the Board of dELiA*s Inc., a direct marketer of casual apparel and related accessories to Generation Y consumers. Prior to founding dELiA*s, from 1989 to 1993, Mr. Kahn worked at the PaineWebber Group, Inc. in the merchant banking group where his focus included retail and apparel companies. Mr. Kahn holds a BA from Yale College, an MA from Oxford University and an MBA from Columbia Business School.

  Other than Jack Benun and Mark Benun, who are father and son, there are no family relationships among any of the Directors, executive officers and key employees of the Company. Each of the above persons has served as an executive officer and/or a Director since joining the Company.

  All Directors hold office until the next annual meeting of shareholders and until their successors shall be duly elected and qualified. Effective upon the consummation of this Offering, the Board of Directors will have a Compensation Committee, which will approve salaries and certain incentive compensation for management and key employees of the Company; an Audit Committee, which will review the results and scope of the audit and other services provided by the Company's independent accountants; and an Option Committee, which will administer the Company's 1997 Stock Option Plan. The Compensation and Audit Committees shall be comprised of Jack M. Benun, Marvin Azrak and Stephen Kahn and the Option Committee shall be comprised of Marvin Azrak and Stephen Kahn.

  Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

DIRECTORS' COMPENSATION

  Each of the Company's independent, unaffiliated Directors will receive compensation of $1,500 per meeting for each regularly-scheduled meeting in which he or she participates. In addition, each of such members of the Board who serve on the Audit, Option and/or Compensation Committee of the Board will receive a $750 fee per meeting for each regularly-scheduled Committee meeting in which such Committee member participates, as long as such Committee meeting or meetings is or are held on a day or days other than the day of a regularly-scheduled Board meeting. The Company also will provide reimbursement to Directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the Board of Directors or its Committees. Directors are eligible to receive stock option grants pursuant to the Company's 1997 Stock Option Plan. In connection with the election of Messrs. Azrak and Kahn to the Company's Board of Directors, effective upon the consummation of the Offering, each such Director shall be granted ten-year options to purchase 40,000 shares of Common Stock, exercisable at a price per share equal to the Offering price, and vesting at a rate of twenty percent each year, commencing on the first anniversary of the date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and each of the other executive officers of the Company (collectively, the "Named Executives") during the year ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION
                                        ---------------------------
                                                       OTHER ANNUAL  ALL OTHER
                                        SALARY  BONUS  COMPENSATION COMPENSATION
   NAME AND PRINCIPAL POSITION     YEAR   ($)    ($)      ($)(1)        ($)
               (A)                 (B)    (C)    (D)       (E)         (I)(2)
   ---------------------------     ---- ------- ------ ------------ ------------
Jack M. Benun..................... 1997 551,064    --     52,000       2,373
 President and Chief Executive Of-
  ficer
Mark J. Benun..................... 1997 590,416    --        --        2,292
 Executive Vice President,
  Secretary and Director
Isaac Levy........................ 1997 400,242    --        --        2,266
 Senior Vice President and
  Director
Stuart Bender..................... 1997 209,803 75,000       --        2,114
 Chief Financial Officer and
  Treasurer

--------
(1) The costs of certain benefits are not included because, in the aggregate, they did not exceed, in the case of each Named Executive, the lesser of $50,000 or 10% of the total annual salary and bonus reported in columns
    (c) and (d) of the above table. In the case of Jack M. Benun, $36,842 of such amount represents payment for automobile allowances.
(2) Represents 401(k) contributions made by the Company on behalf of the Named Executive.

1997 STOCK OPTION PLAN

  The Company's 1997 Stock Option Plan (the "Plan") was adopted by the Board of Directors and approved by the shareholders of the Company on December 31, 1997. A total of 800,000 shares of Common Stock are reserved for issuance upon exercise of options and/or stock purchase rights to be granted under the Plan, 100,000 of which have been granted in 1998. No other options or rights have been granted under the Plan. Those eligible to receive stock option grants or stock purchase rights under the Plan include employees, non-employee Directors and consultants. The Plan is administered by the Option Committee of the Board of Directors of the Company, which is comprised solely of outside directors.

  Subject to the provisions of the Plan, the administrator of the Plan has the discretion to determine the optionees and/or grantees, the type of options to be granted (incentive stock options ("ISOs") or non-qualified stock options ("NQSOs")), the vesting provisions, the terms of the option grants and such other related provisions as are consistent with the Plan. The exercise price of an ISO may not be less than the fair market value per share of the Common Stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The exercise price of a NQSO may not be less than 85% of the fair market value per share of the Common Stock on the date of grant or in the case of any Optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The purchase price of shares issued pursuant to stock purchase rights may not be less than 50% of the fair market value of such shares as of the offer date of such rights.

  The options terminate not more than ten years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment with the Company, but provide that the term of any options granted to a holder of more than 10% of the outstanding shares of Common Stock may be no longer than five years. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue equivalent options, the Board of Directors of the Company is required to provide accelerated vesting of outstanding options. The Plan terminates on December 31, 2007.

  As of December 31, 1997, no awards have been granted by the Company under the Plan. In February 1998, the Company granted options to purchase 100,000 shares of Common Stock to Mr. Bender. Such options will be exercisable at a price per share equal to the Offering price, have an expiration date of February 24, 2008, and vest at a rate of thirty-three and one-third percent per year from the date of grant. In addition, the Company has agreed, for a period of one year commencing on the effective date of this Offering, not to issue any awards under the Plan at less than the fair market value of the underlying Common Stock on the date of award.

401(K) PLAN

  The Company currently maintains a 401(k) salary reduction plan (the "401(k) Plan") which is intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). Generally, all employees who are not members of a collective bargaining group and who are 21 years of age or older are eligible to participate in the 401(k) Plan after they complete 1,000 hours or twelve months of service. All eligible executive officers have elected to participate in the 401(k) Plan.

  Eligible employees electing to participate in the 401(k) Plan may defer a portion of their compensation on a pre-tax basis, by contributing a percentage thereof to the 401(k) Plan. There is no minimum contribution, and the maximum contribution is prescribed in Section 401(k) of the Code. Such maximum for 1998 is $10,000. The Company makes matching contributions equal to 25% of the first 4% of a participating employee's annual salary. Eligible employees who elect to participate in a 401(k) Plan are generally vested in the Company's matching contribution, according to the following schedule: less than one year of service--0%; one year of service--20%; two years of service-- 40%; three years of service--60%; four years of service--80%; and five years of service--100%.

EMPLOYMENT AGREEMENTS AND INDEMNIFICATION AGREEMENTS

  Each of the executive officers of the Company entered into a two-year employment agreement with the Company commencing January 1, 1998. Under the terms of the respective agreements, Messrs. Jack Benun, Mark Benun, Isaac Levy and Stuart Bender are entitled to an annual base salary of $425,000, $300,000, $300,000 and $225,000, respectively, and bonuses, the amounts and payments of which are within the discretion of the Compensation Committee of the Board of Directors. These agreements require each individual to maintain the confidentiality of Company information. In addition, with the exception of Mr. Bender, each of such persons has agreed that during the term of his respective agreement and thereafter for a period of two years, he will not compete with the Company in any state or territory of the United States where the Company does business by engaging in any capacity in a business which is competitive with the business of the Company. Each of the foregoing employment agreements also provides that, for a period of two years following the termination of employment, each such individual shall not solicit the Company's licensors, customers or employees.

  In addition to the foregoing employment contracts, the Company has executed indemnification agreements with each of its executive officers and Directors pursuant to which the Company has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a Director, officer, employee, agent or fiduciary of the Company.

KEY MAN INSURANCE

  Messrs. Jack Benun, Mark Benun and Isaac Levy are key employees of the Company and the contribution of each of them to the Company has been and will be a significant factor in the Company's future success. The loss of any of them could adversely affect the Company's business and results of operations. The Company maintains, and is the beneficiary of, a life insurance policy on the life of Jack Benun, the face amount of which is $3.0 million. The Company does not maintain key man life insurance on the life of either Mark Benun or Isaac Levy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Board of Directors currently does not, and during 1997 did not, have a Compensation Committee. Consequently, all current Directors participated in deliberations concerning executive officer compensation, including decisions relative to their own compensation in 1997.

  The Company and certain of its subsidiaries have been treated for federal and state income tax purposes as an S Corporation under Sub-chapter S of the Code since 1988. As a result of the Company's status as an S Corporation, the Company's current shareholders, rather than the Company, have been taxed directly on earnings of the Company for federal and certain state income tax purposes, whether or not such earnings were distributed. Immediately prior to the effectiveness of this Offering, the Company will terminate its status as an S Corporation and will thereafter be subject to federal and state income taxes at applicable C corporation rates.

  Prior to the termination of its S Corporation status, the Company intends to declare the S Corporation Distribution to the shareholders of record of the Company on such date. Such shareholders consist solely of Jack Benun, the Company's Chairman of the Board, President and Chief

Executive Officer, Mark Benun, the Company's Executive Vice President and Secretary, and Isaac Levy, its Senior Vice President. Such distribution (estimated at $5.6 million as of December 31, 1997) represents substantially all of the Company's remaining undistributed S Corporation earnings and will be evidenced by four-year 5.7% promissory notes to be issued to such shareholders in connection with the termination of the Company's S Corporation status. Of this amount, $2.0 million of the net proceeds from this Offering will be used to make a partial payment of amounts due under such notes. See "Use of Proceeds." The balance of the S Corporation Distribution will be paid in accordance with the terms and provisions of the promissory notes referred to above and will provide for the timely distribution of amounts necessary to pay personal income taxes of the shareholders due on amounts earned by the S Corporations for the period January 1, 1998 through the termination of such S Corporation status. The actual amount of the S Corporation Distribution will be adjusted to include the taxable income of the Company for the period from January 1, 1998 through the day preceding the date on which S Corporation status is terminated, less any state income tax payable by the Company with respect to such income and any distributions made to the current shareholders during that time period ($3.5 million was distributed to the current shareholders in 1997 and 1998 through the date of this Prospectus in the form of dividends to fund their 1996 and 1997 tax liabilities resulting from the Company's status as an S Corporation). S Corporation distributions totalled $721,000 and $3.1 million in 1996 and 1997, respectively.

  From time to time, the Company has made loans to Jack Benun, Mark Benun and Isaac Levy and received loans from Jack Benun. All outstanding loans made to such individuals by the Company, totalling $347,211 as of December 31, 1997 will be repaid to the Company prior to the consummation of the Offering. Loans received by the Company from Jack Benun will be repaid to Mr. Benun on the same terms and conditions as those included in the four-year 5.7% promissory notes to be issued in connection with the termination of the Company's S Corporation status.

  Immediately prior to the effectiveness of this Offering, the Company will acquire all of the issued and outstanding shares of certain related entities of the Company, in exchange for shares of Common Stock of the Company, from each of Jack Benun and Mark Benun. Each of Jack Benun and Mark Benun will receive 2,131,250 shares of the Company's Common Stock in exchange for each of their 50.0% ownership interests in each of Happy Kids Children's Apparel, Ltd., Talk of the Town Apparel Corp., O.P. Kids, L.L.C., H.O.T. Kidz, L.L.C., Hawk Industries, Inc. and J & B 18 Corp.

  Jack Benun, Mark Benun and Isaac Levy have entered into a shareholders agreement dated January 1, 1998. Such agreement provides tag-along rights to each of the parties thereto in the event that any of the other parties elects to sell his Common Stock. In addition, each party is granted a right of first refusal to purchase any shares of Common Stock offered for sale by any other party to the agreement. Finally, Mark Benun has granted Jack Benun an irrevocable proxy to vote any of the Company's voting securities beneficially owned by Mark Benun for the life of Jack Benun.

                             CERTAIN TRANSACTIONS

  For transactions involving Jack Benun, Mark Benun and Isaac Levy, see "Management--Compensation Committee Interlocks and Insider Participation."

  The Board of Directors of the Company has adopted a policy requiring that any future transactions between the Company and its officers, Directors, principal shareholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person who is known to the Company to own beneficially more than 5.0% of the outstanding shares of Common Stock, (ii) each of the Company's Directors and Named Executives, and (iii) all Directors and executive officers of the Company as a group.

                                                       PERCENTAGE OF
                                                    SHARES BENEFICIALLY
                                                         OWNED(3)
                                          SHARES    -----------------------
DIRECTORS, NAMED EXECUTIVES AND 5%     BENEFICIALLY  BEFORE         AFTER
SHAREHOLDERS(1)                          OWNED(2)   OFFERING      OFFERING
----------------------------------     ------------ ----------    ---------
Jack M. Benun(4)......................  6,587,500          85.0%         66.2%
Mark J. Benun.........................  3,293,750          42.5          33.1
Isaac Levy............................  1,162,500          15.0          11.7
Stuart Bender.........................        --            --            --
All Directors and executive officers
 as a group (four persons)............  7,750,000         100.0          77.9

--------
(1) The address of each beneficial owner of more than 5% of the outstanding Common Stock is 100 West 33rd Street, Suite 1100, New York, New York 10001.
(2) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such Shareholder.
(3) Applicable ownership percentage is based on 7,750,000 shares of Common Stock outstanding on December 31, 1997, including the shares issued in the Reorganization, and 9,950,000 Common Stock outstanding after the completion of this Offering.
(4) Includes 3,293,750 shares of Common Stock owned of record by Mark Benun, as to which shares Jack Benun exercises voting power. Also includes 300,000 shares of Common Stock owned of record by the Jack M. Benun Family, L.P., of which Mr. Benun is the general partner with a 1% interest, and each of Mr. Benun's three daughters is a limited partner with a 33% interest.

                         DESCRIPTION OF CAPITAL STOCK

  As of December 31, 1997, the Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of undesignated Preferred Stock, $.01 par value per share. At January 31, 1998, there were 7,750,000 shares of Common Stock issued and outstanding and held of record by four shareholders. There are no shares of Preferred Stock designated or issued.

  The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement. The following summary is qualified in its entirety by reference thereto.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the shareholders of the Company and such holders are not entitled to cumulative voting rights. Holders of shares of Common Stock will be entitled to receive dividends, subject to the rights of preferred shareholders, if any, when, as and if declared by the Board of Directors (see "Dividend Policy") and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors may without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Company does not presently intend to issue any series of Preferred Stock.

  The overall effect of the ability of the Company's Board of Directors to issue Preferred Stock may be to render more difficult the accomplishment of mergers or other takeover or change-in-control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of shareholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock. See "Risk Factors--Control by Current Shareholders" and "--Anti-takeover Effect of Certain Charter and By-Law and Other Provisions."

LIMITATION OF DIRECTOR LIABILITY

  The Certificate of Incorporation of the Company limits the liability of Directors of the Company to the Company or its shareholders to the fullest extent permitted by New York law. Specifically, Directors of the Company will not be personally liable for money damages for breach of a duty as a Director, except that a Director shall not be relieved from liability if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or that such Director personally gained in fact a financial profit or other advantage to which such Director was not legally entitled, or that such Director's acts violated Section 719 of the New York Act (which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation).

ANTI-TAKEOVER PROVISIONS

  The Company is governed by the provisions of Section 912 et seq., of the New York Act, an anti-takeover law. In general, the statute prohibits a publicly-held New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within five years, did own) 20% or more of the corporation's voting stock. After the five-year waiting period has elapsed, a business combination between a corporation and an interested shareholder will be prohibited unless the business combination is approved by the holders of at least a majority of the voting stock not beneficially owned by the interested shareholder, or unless the business combination otherwise satisfies the provisions of the New York Act. The New York Act's fair price provision is intended to provide that all shareholders (other than the interested shareholders) receive a fair price for their shares.

  The Company's Certificate of Incorporation authorizes the Board of Directors to issue, without shareholder approval, 5,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Certificate of Incorporation also provides that: (i) the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company shall be required to adopt, amend or repeal any provision of the bylaws of the Company or the provisions in the Company's Certificate of Incorporation limiting the liability of directors and provisions relating to certain management issues; (ii) shareholders of the Company may not take any action by written consent; (iii) special meetings of shareholders may be called only by the President, the Chairman of the Board or a majority of the Board of Directors and business transacted at any such special meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting; and (iv) the Board of Directors, when evaluating an offer related to a tender or exchange offer or other business combination, is authorized to give due consideration to any relevant factors, including the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which the Company conducts its business, and the economy of the state, region and nation. The foregoing provisions of the Certificate of Incorporation could have the effect of delaying, deterring or preventing a change in control of the Company. In the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue equivalent options, the Board of Directors of the Company is required to provide accelerated vesting of outstanding options.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding 9,950,000 shares of Common Stock. Of these shares, the 2,200,000 shares sold in this Offering will be freely transferable by persons other than affiliates of the Company without restriction or further registration under the Act. The remaining 7,750,000 shares of Common Stock outstanding are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Act and may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption afforded by Rule 144.

  The Company's current shareholders, Directors and executive officers have entered into "lock-up" agreements with the Representatives of the Underwriters, providing that, subject to certain exceptions, they will not offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc. acting as one of the Representatives of the Underwriters. Following the expiration of the "lock-up" period, all of the Restricted Shares will be eligible for resale in the public market pursuant to Rule 144, subject to certain limitations described below.

  Rule 144, as currently in effect, provides that an affiliate of the Company or a person (or persons whose sales are aggregated) who has beneficially owned Restricted Shares for at least one year, or a non-affiliate who has beneficially owned Restricted Shares for at least one year but less than two years, is entitled to sell, commencing 90 days after the date of this Prospectus, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (99,500 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  As of the date of this Prospectus, there were outstanding options to purchase 100,000 shares of Common Stock all of which were granted in February 1998 and none of which are presently exercisable.

  Since there has been no public market for shares of the Common Stock prior to this Offering, the Company is unable to predict the effect that sales made pursuant to Rule 144, or otherwise, may have on the prevailing market price at such times for shares of the Common Stock. Nevertheless, sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market prices. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the underwriters named below (the "Underwriters"), have severally, and not jointly, agreed, through Ladenburg Thalmann & Co. Inc. and Cruttenden Roth Incorporated, the Representatives of the Underwriters (the "Representatives"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names:

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Ladenburg Thalmann & Co. Inc. .....................................   737,000
   Cruttenden Roth Incorporated.......................................   517,000
   Allen & Company Incorporated.......................................    44,000
   BancAmerica Robertson Stephens.....................................    44,000
   Bear, Stearns & Co. Inc. ..........................................    44,000
   BT Alex.Brown Incorporated.........................................    44,000
   Cowen & Company....................................................    44,000
   Credit Lyonnaise Securities (USA) Inc. ............................    44,000
   Donaldson, Lufkin & Jenrette Securities Corporation................    44,000
   A.G. Edwards & Sons, Inc. .........................................    44,000
   Hambrecht & Quist LLC..............................................    44,000
   Lazard Freres & Co. LLC............................................    44,000
   PaineWebber Incorporated...........................................    44,000
   William Blair & Company, L.L.C. ...................................    22,000
   J.C. Bradford & Co. ...............................................    22,000
   Burnham Securities Inc. ...........................................    22,000
   Dain Rauscher Incorporated.........................................    22,000
   EVEREN Securities, Inc. ...........................................    22,000
   Friedman, Billings, Ramsey & Co., Inc. ............................    22,000
   Gaines, Berland Inc. ..............................................    22,000
   Gerard Klauer Mattison & Co., Inc. ................................    22,000
   Hoefer & Arnett Inc. ..............................................    22,000
   Janney Montgomery Scott Inc. ......................................    22,000
   Jefferies & Company, Inc. .........................................    22,000
   Legg Mason Wood Walker, Incorporated...............................    22,000
   McDonald & Company Securities, Inc. ...............................    22,000
   Needham & Company, Inc. ...........................................    22,000
   The Robinson-Humphrey Company, LLC.................................    22,000
   Roney & Co., LLC...................................................    22,000
   Starr Securities Inc. .............................................    22,000
   Stephens Inc. .....................................................    22,000
   Sutro & Co. Incorporated...........................................    22,000
   Tucker Anthony Incorporated........................................    22,000
   Wedbush Morgan Securities..........................................    22,000
                                                                       ---------
       Total.......................................................... 2,200,000
                                                                       =========

  The Underwriters are committed to take and to pay for all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below), if any are purchased.

  The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered directly to the public initially at the price to the public set forth on the cover page of this

Prospectus, that they may offer shares to certain dealers at a price that represents a concession of not more than $.42 per share, and that the Underwriters may allow, and such dealers may reallow, a concession of not more than $.10 per share to certain other dealers. After the Offering, the price to the public and the concessions may be changed from time to time by the Representatives.

  The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 330,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the same percentage thereof as the percentage of the initial shares to be purchased by that Underwriter.

  The Company and certain shareholders have agreed to indemnify the Underwriters and certain related persons against certain liabilities, including certain liabilities under the Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company and its Directors, officers and all holders of the Common Stock have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into or exchangeable for, or any rights to purchase or acquire, equity securities of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of Ladenburg Thalmann & Co. Inc.

  Prior to the Offering, there has been no public market for the Common Stock. The initial offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the Company's historical results of operations and financial condition, prospects for the Company and for the industry in which the Company operates, the Company's capital structure and the general condition of the securities market.

  The Representatives have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered hereby, and the Representatives do not intend to confirm sales of shares to any account over which they exercise discretionary authority.

  In connection with the Offering, the Underwriters may over-allot or affect transactions which stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Such transactions may be effected on the Nasdaq National Market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  The Company has granted Ladenburg Thalmann & Co. Inc., one of the Representatives of the Underwriters, a right of first refusal to act as a manager or placement agent in connection with any public or private offering of equity, debt or convertible securities the Company may undertake in the period ending two years from the consummation of this Offering.

  BDO Seidman has provided financial consulting services to the Company. Upon consummation of this Offering the Company will pay to BDO Seidman a fee for such services not to exceed 1% of the gross proceeds from this Offering, less amounts paid to date.

  The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "HKID."

                                 LEGAL MATTERS

  Certain legal matters in connection with the legality of the shares offered by this Prospectus will be passed upon for the Company by Buchanan Ingersoll, Princeton, New Jersey. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Rosenman & Colin LLP, New York, New York.

                                    EXPERTS

  The audited Consolidated Financial Statements of the Company included in this Prospectus have been included herein and in the Registration Statement in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") of which this Prospectus is a part, under the Act and the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract, agreement or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and such schedules and exhibits, copies of which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such material may also be accessed electronically by means of the Commission's website on the Internet at http://www.sec.gov.

  The Company intends to furnish to its shareholders annual reports containing Consolidated Financial Statements audited by its independent public accountants and quarterly reports containing unaudited Consolidated Financial Statements for three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                        --------
Report of Independent Certified Public Accountants.....................      F-2
Financial Statements
  Consolidated Balance Sheets..........................................      F-3
  Consolidated Statements of Operations................................      F-4
  Consolidated Statement of Shareholders' Equity.......................      F-5
  Consolidated Statements of Cash Flows................................      F-6
  Notes to Consolidated Financial Statements........................... F-7-F-16
Schedule II--Valuation and Qualifying Accounts.........................     F-17

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Happy Kids Inc.

  We have audited the accompanying consolidated balance sheets of Happy Kids Inc. and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Happy Kids Inc. and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  We have also audited Schedule II of Happy Kids Inc. and Subsidiaries as of and for the three years ended December 31, 1997. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ Grant Thornton LLP

New York, New York
January 29, 1998

                        HAPPY KIDS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    PRO FORMA
                                                                   DECEMBER 31,
                                         DECEMBER 31, DECEMBER 31,     1997
                                             1996         1997       (NOTE P)
                                         ------------ ------------ ------------
                                                                   (UNAUDITED)
                 ASSETS
CURRENT ASSETS:
  Cash..................................   $   674      $   374      $   374
  Due from factor.......................    16,925       24,232       24,232
  Accounts receivable--trade (net of
   allowance of $486 and $513 at
   December 31, 1996 and 1997,
   respectively)........................     1,084          316          316
  Inventories...........................     9,488       16,316       16,316
  Due from shareholders.................       405          347          347
  Other current assets..................     2,696        1,139        1,748
                                           -------      -------      -------
    Total current assets................    31,272       42,724       43,333
FIXED ASSETS--NET.......................     1,732        1,476        1,476
OTHER ASSETS:
  Due from shareholders.................       410          --           --
  Other.................................       572          752          752
                                           -------      -------      -------
    Total other assets..................       982          752          752
                                           -------      -------      -------
    Total assets........................   $33,986      $44,952      $45,561
                                           =======      =======      =======
  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Due to bank...........................   $19,732      $24,863      $24,863
  Current portion--capital lease obliga-
   tions................................        55           49           49
  Accounts payable and accrued liabili-
   ties.................................     6,258       11,393       11,393
  Due to shareholders...................       --           --         2,000
                                           -------      -------      -------
    Total current liabilities...........    26,045       36,305       38,305
DEFERRED RENT PAYABLE...................       740          584          584
CAPITAL LEASE OBLIGATIONS...............        68           19           19
DUE TO SHAREHOLDERS.....................     1,560        1,400        4,954
COMMITMENTS
SHAREHOLDERS' EQUITY:
  Preferred stock--5,000 shares
   authorized, $.01 par value; no shares
   issued and outstanding...............       --           --           --
  Common stock--30,000 shares
   authorized, $.01 par value; 7,750
   shares issued and outstanding at
   December 31, 1996 and 1997,
   respectively.........................        78           78           78
  Additional paid-in capital............     1,119        1,119        1,119
  Retained earnings.....................     4,376        5,447          502
                                           -------      -------      -------
    Total shareholders' equity..........     5,573        6,644        1,699
                                           -------      -------      -------
    Total liabilities and shareholders'
     equity.............................   $33,986      $44,952      $45,561
                                           =======      =======      =======

        The accompanying notes are an integral part of these statements.

                        HAPPY KIDS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1996     1997
                                                     --------  ------- --------
Net sales........................................... $ 79,828  $90,723 $106,673
Cost of goods sold..................................   65,036   69,886   79,748
                                                     --------  ------- --------
  Gross profit......................................   14,792   20,837   26,925
Operating expenses:
  Selling, design and shipping......................    7,986    7,686   10,058
  General and administrative........................    6,830    7,684    8,399
                                                     --------  ------- --------
    Total operating expenses........................   14,816   15,370   18,457
                                                     --------  ------- --------
    Operating earnings (loss).......................      (24)   5,467    8,468
Interest expense, net...............................    2,375    2,980    3,803
                                                     --------  ------- --------
    Income (loss) before income taxes...............   (2,399)   2,487    4,665
Income taxes (benefit)..............................     (757)     119      473
                                                     --------  ------- --------
    Net income (loss)............................... $ (1,642) $ 2,368 $  4,192
                                                     ========  ======= ========
Basic and diluted income (loss) per common share.... $  (0.21) $  0.31 $   0.54
                                                     ========  ======= ========
Weighted average common shares outstanding..........    7,750    7,750    7,750
                                                     ========  ======= ========
Pro forma data (unaudited):
  Historical income (loss) before provision for
   income taxes..................................... $ (2,399) $ 2,487 $  4,665
  Income taxes (benefit)............................     (936)     990    1,961
                                                     --------  ------- --------
    Net income (loss)............................... $ (1,463) $ 1,497 $  2,704
                                                     ========  ======= ========
Pro forma net income (loss) per share............... $  (0.19) $  0.19 $   0.33
                                                     ========  ======= ========
Pro forma weighted average common shares
 outstanding........................................    7,750    7,750    8,305
                                                     ========  ======= ========


        The accompanying notes are an integral part of these statements.

                        HAPPY KIDS INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                              COMMON STOCK  ADDITIONAL
                                              -------------  PAID--IN  RETAINED
                                              SHARES AMOUNT  CAPITAL   EARNINGS
                                              ------ ------ ---------- --------
Balance at January 1, 1995................... 7,750   $78     $  976   $ 5,082
  Waived payment of interest on shareholder's
   note......................................   --    --          65       --
  Dividends..................................   --    --         --       (711)
  Net loss...................................   --    --         --     (1,642)
                                              -----   ---     ------   -------
Balance at December 31, 1995................. 7,750    78      1,041     2,729
  Waived payment of interest on shareholder's
   note......................................   --    --          78       --
  Dividends..................................   --    --         --       (721)
  Net income.................................   --    --         --      2,368
                                              -----   ---     ------   -------
Balance at December 31, 1996................. 7,750    78      1,119     4,376
  Dividends..................................   --    --         --     (3,121)
  Net income.................................   --    --         --      4,192
                                              -----   ---     ------   -------
Balance at December 31, 1997................. 7,750   $78     $1,119   $ 5,447
                                              =====   ===     ======   =======


         The accompanying notes are an integral part of this statement.

                        HAPPY KIDS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1995     1996     1997
                                                     -------  -------  -------
Cash flows from operating activities
  Net income (loss)................................. $(1,642) $ 2,368  $ 4,192
  Adjustments to reconcile net income (loss) to net
   cash (used in) provided by operating activities:
    Depreciation and amortization...................     232      388      336
    Provision for losses on accounts receivable.....     112      212      354
    Deferred income taxes...........................    (130)      (8)     164
    Noncash interest expense........................      65       78
    Changes in operating assets and liabilities:
      Accounts receivable...........................     335   10,521      741
      Due from factor...............................     --   (16,925)  (7,307)
      Inventories...................................  (4,702)   5,669   (6,829)
      Other current assets..........................    (463)    (471)     857
      Other assets..................................      19       22       13
      Accounts payable and accrued liabilities......     857      919    5,083
      Due from shareholders.........................    (793)     308      469
                                                     -------  -------  -------
  Net cash (used in) provided by operating
   activities.......................................  (6,110)   3,081   (1,927)
                                                     -------  -------  -------
Cash flows from investing activities
  Acquisition of fixed assets.......................    (578)    (378)     (79)
                                                     -------  -------  -------
Cash flows from financing activities
  Net borrowings under line of credit...............   6,630   (1,608)   5,131
  Payments on capital lease.........................     (11)     (43)     (56)
  Borrowings from shareholders......................     300       60     (160)
  Dividends paid....................................    (711)    (721)  (3,121)
  Payments on initial public offering costs.........     --       --       (88)
                                                     -------  -------  -------
    Net cash provided by (used in) financing
     activities.....................................   6,208   (2,312)   1,706
                                                     -------  -------  -------
    NET (DECREASE) INCREASE IN CASH.................    (480)     391     (300)
Cash at beginning of year...........................     763      283      674
                                                     -------  -------  -------
Cash at end of year................................. $   283  $   674  $   374
                                                     =======  =======  =======

        The accompanying notes are an integral part of these statements.

                       HAPPY KIDS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE A--SUMMARY OF ACCOUNTING POLICIES

  The Company was incorporated in 1988 in New York under the name O'Boy Inc. and changed its name to Happy Kids Inc. (the "Company") in December 1997. Historically, the Company operated as separate business entities, with the first of such entities commencing operations in 1979, all under the common ownership of the shareholders of the Company. Immediately prior to the effectiveness of the Offering as described in Note O, all of such separate entities shall become wholly-owned subsidiaries of the Company. The Company will issue 4,263 additional shares of common stock, to the principal shareholders, in exchange for their ownership in these separate business entities. All share and per share amounts have been restated to retroactively reflect the reorganization.

  The accompanying consolidated financial statements include the consolidated accounts of the Company and its wholly-owned subsidiaries to reflect the reorganization as stated above. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The Company is a designer and marketer of custom-designed licensed and branded children's apparel. The Company's revenues are derived from the sale of children's apparel to mass-market retailers, mid-tier distributors and department stores.

  A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

 1. Revenue Recognition

  Sales are recognized when merchandise is shipped to customers.

 2. Inventories

  Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. One subsidiary determines cost by the last-in, first-out ("LIFO") method which represented approximately $3,913, $1,637 and $808 of total inventory at December 31, 1995, 1996 and 1997, respectively. The other subsidiaries determine cost by the first-in, first-out ("FIFO") method.

 3. Depreciation and Amortization

  The Company depreciates fixed assets over their estimated useful lives by the straight-line method. Leasehold improvements are depreciated over their expected useful life or the life of the respective leases, whichever is shorter.

  The following are the estimated lives of the Company's fixed assets:

   Furniture and fixtures  5 years to 10 years
   Equipment               5 years to 10 years
   Leasehold improvements  up to 10 years

 4. Cash and Cash Equivalents

  Cash and cash equivalents include cash on hand and demand deposits.

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Supplemental disclosures of cash flow information:

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                        1995     1996    1997
                                                      -------- -------- -------
   Cash paid during the year for
     Interest........................................ $  2,311 $  2,711 $ 2,992
     Income taxes....................................      116      280     122

  Noncash investing and financing activities:

    For the years ended December 31, 1995 and 1996, the Company acquired equipment totalling approximately $115 and $49, respectively, under capital leases.


 5. Income Taxes

  Deferred income taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates for the year in which the differences are expected to reverse.

  The principal types of differences between assets and liabilities for financial statement and tax return purposes giving rise to deferred income taxes are accrued expenses, accumulated depreciation, certain costs capitalized to inventory and allowance for doubtful accounts. A deferred tax asset has been recorded for these differences.

  Through December 31, 1997, the Company filed separate income tax returns for its subsidiaries. Two wholly-owned subsidiaries which incurred approximately $(2,163), $(508) and $999 of pretax (loss) income for the years ended December 31, 1995, 1996 and 1997, respectively, were C Corporations and, accordingly, were taxed or received tax benefits at the appropriate corporate Federal and state rates. The remaining subsidiaries are S Corporations or LLCs and income taxes on the earnings are paid personally by the shareholders of these companies pursuant to an election for Federal income tax purposes not to be taxed as a corporation. Accordingly, no provision has been made in the accompanying financial statements for Federal income taxes on the net earnings of these companies. Instead, the shareholders report their pro rata share of corporate taxable income or loss on their respective individual tax returns. A provision for state income taxes is made for those states not recognizing S Corporation status.

  The S Corporation and Partnership status will terminate immediately prior to the effective date of the Initial Public Offering. (See Note O.) The Company will convert to a C Corporation and will be subject to both Federal and state income taxes and will file a consolidated Federal income tax return. Any income tax adjustment required as a result of the conversion will be reflected in the period in which it becomes effective. The effect would increase deferred tax assets at December 31, 1997 by approximately $609 and net earnings by the same amount. (See Note P.)

 6. Use of Estimates

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


 7. Fair Value of Financial Instruments

  Due to the short-term nature of the bank loans, the fair value of the Company's due to bank approximates carrying value. Furthermore, the carrying value of all other financial instruments potentially subject to valuation risk (principally consisting of cash, accounts receivable, due from factor and accounts payable) also approximates fair value.

 8. Future Effect of Recently Issued Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which is effective for the Company's fiscal year ending December 31, 1998. The statement addresses the reporting and displaying of comprehensive income and its components. Earnings per share will only be reported for net income and not for comprehensive income. Adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial statement disclosures.

  In June 1997, the FASB also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which is effective for the Company's fiscal year ending December 31, 1998. The statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. Adoption of SFAS No. 131 is not expected to have a material effect on the Company's financial statement disclosures.

 9. Earnings Per Share

  The Company has adopted SFAS No. 128, "Earnings Per Share," which requires public companies to present basic earnings per share and, if applicable, diluted earnings per share. In accordance with SFAS No. 128, all comparative periods have been restated as of December 31, 1997. Basic EPS is based on the weighted average number of common shares outstanding without consideration of common stock equivalents. Diluted earnings per share is based on the weighted average number of common and common equivalent shares outstanding. There were no common stock equivalent shares outstanding at December 31, 1997.

 10. Reclassification

  Certain prior year amounts have been reclassified to conform to the 1997 presentation.

NOTE B--INVENTORIES

  Inventories consist of the following finished goods:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
      Warehouse............................................... $ 5,947  $ 8,716
      In-transit and overseas.................................   4,709    8,010
      LIFO valuation allowance................................  (1,168)    (410)
                                                               -------  -------
                                                               $ 9,488  $16,316
                                                               =======  =======

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  For the years ended December 31, 1996 and 1997, the liquidation of LIFO inventories decreased cost of sales and, therefore, increased income before taxes by $521 and $390, respectively.

NOTE C--FACTORED ACCOUNTS RECEIVABLE--WITHOUT RECOURSE AS TO CREDIT RISK

  The Company has an agreement with a commercial finance company which provides for the factoring of trade accounts receivable. The factoring charge amounts to 0.55% of the receivables assigned. Factor charges for the years ended December 31, 1996 and 1997 were approximately $643 and $735, respectively. The commercial finance company also guarantees the Company's letters of credit and issues letters of guarantee to company suppliers. The commercial finance company has a first lien on all of the Company's tangible assets as collateral for all of its obligations under the financing agreement. Advances and loans under the agreement bear interest at 1% above the prime rate.

  The aggregate amounts of such guarantees and advances are limited by formula based upon the uncollected balance of 85% of eligible factored receivables, and 50% of eligible inventory collateral, plus 50% of letters of credit outstanding, and 25% of open letters of credit and any overadvance amount permitted by the lender. At December 31, 1996 and 1997, the maximum amount of guarantees and advances permitted by such formula was approximately $30,534 and $34,723, respectively.

  Accounts receivable are factored without recourse as to credit risk but with recourse for any claims by the customer for adjustments in the normal course of business relating to price errors, shortages, etc. The uncollected balance of receivables held by the commercial finance company amounted to approximately $16,925 and $24,232 at December 31, 1996 and 1997, respectively.

NOTE D--OTHER CURRENT ASSETS

  Included in other current assets is the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
   Advances to suppliers and others.............................. $1,488 $  638
   Prepaid and refundable income taxes...........................    304     43
   Prepaid expenses and other....................................    753    418
   Deferred income taxes.........................................    151     40
                                                                  ------ ------
                                                                  $2,696 $1,139
                                                                  ====== ======

NOTE E--FIXED ASSETS

  Fixed assets are recorded at cost and consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
   Furniture and fixtures........................................ $  869 $  893
   Equipment.....................................................    602    657
   Leasehold improvements........................................  1,157  1,158
                                                                  ------ ------
                                                                   2,628  2,708
   Less accumulated depreciation and amortization................    896  1,232
                                                                  ------ ------
                                                                  $1,732 $1,476
                                                                  ====== ======

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE F--DUE TO BANK

  The Company has a $42,000 financing agreement with several banks that expires on December 31, 1998, subject to annual renewals (adjusted seasonally to $47,000 for the period January 1, 1998 through April 30, 1998). The first $5,000 of borrowings under this line of credit bears interest at the prime rate plus 4% (12.5% at December 31, 1997). The remaining borrowings bear interest at the prime rate plus 1% (9.5% at December 31, 1997). Borrowings are collateralized by substantially all of the assets of the Company. In addition, the shareholders have personally guaranteed the debt. At December 31, 1996 and 1997, the Company has borrowed $19,732 and $24,863, respectively, under this line. The agreement provides for various restrictive financial covenants, including the requirement to maintain minimum tangible net worth and working capital levels.

NOTE G--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of the following:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1996   1997
                                                                  ------ -------
   Accounts payable.............................................. $5,280 $ 9,468
   Accrued liabilities...........................................    895   1,579
   Income taxes payable..........................................     83     346
                                                                  ------ -------
                                                                  $6,258 $11,393
                                                                  ====== =======

NOTE H--TRANSACTIONS WITH SHAREHOLDERS

  Notes payable to shareholder consist of:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1996   1997
                                                                   ------ ------
   7% loan payable................................................ $  160    --
   7% due to shareholder..........................................  1,400 $1,400
                                                                   ------ ------
                                                                   $1,560 $1,400
                                                                   ====== ======

  Interest expense on these notes for the years ended December 31, 1995, 1996 and 1997 was approximately $95, $107 and $98, respectively. Interest totalling $65 and $78 for the years ended December 31, 1995 and 1996, respectively, was waived and recorded as additional paid-in capital.

  The three principal shareholders have entered into a shareholders' agreement dated January 1, 1998. Such agreement provides tag--along rights to each of the parties thereto in the event that any of the other parties elect to sell their common stock under certain circumstances. In addition, each party is granted a right of first refusal to purchase any shares of common stock offered for sale by any other party to the agreement.

  For the years ended December 31, 1995, 1996 and 1997, the Company contributed $143, $127 and $180, respectively, to a charitable foundation managed by an executive of the Company.

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE I--COMMITMENTS

  The Company leases showroom, office and warehouse facilities through May 31, 2006 at the following minimum annual rentals:

            YEAR ENDING DECEMBER 31,               AMOUNT
            ------------------------               ------
            1998.................................. $1,013
            1999..................................  1,004
            2000..................................    766
            2001..................................    670
            2002..................................    670
            Thereafter............................  2,289
                                                   ------
                                                   $6,412
                                                   ======

  Rent expense for the years ended December 31, 1995, 1996 and 1997 was approximately $1,385, $978 and $976, respectively.

  At December 31, 1997, the Company is contingently liable under open letters of credit in the amount of approximately $15,875.

  The Company has entered into royalty agreements that provide for royalty payments from 6% to 12% of net sales of licensed products. The Company incurred royalty expense (included in cost of goods sold) of approximately $2,339, $3,685 and $4,113 for the years ended December 31, 1995, 1996 and
1997, respectively. Based on minimum sales requirements, future minimum royalty payments required under these agreements are:

            YEAR ENDING DECEMBER 31,               AMOUNT
            ------------------------               ------
            1998.................................. $2,429
            1999..................................  2,555
            2000..................................  1,788
            2001..................................  1,535
            2002..................................    218
            Thereafter............................     73
                                                   ------
                                                   $8,598
                                                   ======

NOTE J--CAPITAL LEASE OBLIGATIONS

  Included in fixed assets, as of December 31, 1997, is approximately $215 relating to amounts capitalized under certain equipment leases. Accumulated depreciation under capital leases, at December 31, 1997, was approximately $112. The present values of minimum future obligations have been calculated based on interest rates at the inception of the lease. The following schedule sets forth the future minimum lease payments under capital leases at December 31, 1997:

     YEAR ENDING DECEMBER 31,
     ------------------------
     1998.................................................................. $54
     1999..................................................................  21
                                                                            ---
     Net minimum lease payments............................................  75
     Less amount representing interest.....................................  (7)
                                                                            ---
     Present value of minimum lease obligations............................ $68
                                                                            ===

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE K--EMPLOYEE BENEFIT PLAN

  The Company has established a 401(k) Profit Sharing Plan covering substantially all eligible employees. The plan allows employees to defer a percentage of their annual earnings subject to limitation of Section 401(m) of the Internal Revenue Code.

  The plan provides that the Company can make discretionary contributions. These contributions are allocated to the participant based on the participant's compensation in proportion to the compensation of all participants. The Company's contribution to the plan for the years ended December 31, 1995, 1996 and 1997 was approximately $27, $31 and $34, respectively.

NOTE L--CONCENTRATIONS

  During the years ended December 31, 1995, 1996 and 1997, approximately 41%, 40% and 41%, respectively, of total purchases of the Company were made from companies located in one overseas country. In addition, for the years ended December 31, 1995, 1996 and 1997, 35%, 37%, and 31%, respectively, of total purchases of the Company were made from companies located in a second overseas country. In addition, the Company relied on two manufacturers for 10% and 18%, 11% and 23%, and 11% and 13%, of the Company's production for the years ended December 31, 1995 and 1996 and 1997, respectively. The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amount and types of goods which can be imported into the United States from these countries. The Company's operations may be adversely affected by political instability, resulting in the disruption of trade from foreign countries in which the Company's contractors and suppliers are located, the imposition of additional regulations relating to imports or duties, taxes, quotas and other charges on imports. The Company is unable to predict whether any additional regulations, duties, taxes, quotas or other charges may be imposed on the importation of its products. The assessment of any of these items could result in increases in the cost of such imports and affect sales and profitability. In addition, the failure of manufacturers to ship some or all of the Company's orders on time could impact the Company's ability to deliver products to its customers. The Company does not have long-term contracts with any of its contract manufacturers. The Company believes that alternate sources of manufacturing are available if the need were to arise, although any substantial delay in locating, or inability to locate, acceptable alternate sources of manufacturing could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's sales are made principally to department stores, mid-tier distributors and mass market retailers of children's apparel. Sales to customers that represent more than 10% of the Company's net sales are as follows:

   Year ended December 30, 1997................................ 17%, 14% and 11%
   Year ended December 30, 1996................................ 22% and 13%
   Year ended December 30, 1995................................ 18%, 13% and 10%

  The Company estimates an allowance for doubtful accounts based on the creditworthiness of their customers as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate.

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE M--INCOME TAXES

  The components of income tax expense (benefit) are summarized as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              -----------------
                                                              1995   1996  1997
                                                              -----  ----  ----
   Current
     Federal................................................. $(686) $ 17  $347
     State and city..........................................    59   109   (38)
                                                              -----  ----  ----
                                                               (627)  126   309
   Deferred..................................................  (130)   (7)  164
                                                              -----  ----  ----
                                                              $(757) $119  $473
                                                              =====  ====  ====

  Income tax expense does not include income taxes for those subsidiaries which are S Corporations or LLC's. Reference is made to Note A-5.

  The tax effect of temporary differences which gave rise to deferred tax assets and liabilities are as follows:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                 1995 1996 1997
                                                                 ---- ---- ----
   Provision for doubtful accounts.............................. $ 34 $ 72 $ 33
   Accrued expenses.............................................  330  327  280
   Depreciation.................................................   28   57   (1)
   Costs capitalized to inventory...............................   81   36   16
   Other........................................................   13  --   --
                                                                 ---- ---- ----
   Net deferred tax asset....................................... $486 $492 $328
                                                                 ==== ==== ====

  During the year ended December 31, 1996, the Internal Revenue Service ("IRS") completed an examination of the tax returns of Happy Kids, Ltd. for the years ended December 31, 1991, 1992 and 1993. As a result of the examination, Happy Kids, Ltd. recorded an additional $235 in Federal and state income taxes and $55 in penalties and interest.

NOTE N--SHAREHOLDERS' EQUITY

 1. Stock Option Plan

  In December 1997, the Company approved a Stock Option Plan (the "Plan") to officers, directors and key employees of the Company. Stock options granted pursuant to the plan shall be authorized by the Board of Directors. The aggregate number of shares which may be issued under the Plan shall not exceed 800 shares of common stock. As of January 1, 1998, the Company has not granted any stock options or stock purchase rights to any person. The Company intends to adopt only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

 2. Stock Split

  As of December 31, 1997, the Company effected a 34,875-for-1 stock split of the Company's outstanding common stock. A total of 7,750 shares of common stock will be issued and outstanding

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

after the split. All share and per share amounts have been restated to retroactively reflect the stock splits.

NOTE O--SUBSEQUENT EVENTS

 1. Initial Public Offering

  The Company intends to offer 2,200 shares of common stock to the general public through an initial public offering (the "Offering"). Effective upon consummation of the Offering, the common stock of the Company will consist of 30,000 shares of common stock, authorized, par value $.01 per share, of which 9,950 will be issued and outstanding.

  At December 31, 1997, included in other assets is approximately $162 of deferred registration costs incurred in connection with the Offering of the Company's common stock. These costs will be charged against paid-in capital upon successful completion of the Offering. If the Offering is unsuccessful, such costs will be charged to expense.

 2. Employment Agreement

  Effective January 1, 1998, the Company entered into employment agreements with its executive officers for initial terms expiring in two years at initial aggregate annual base salaries of $1,250.

NOTE P--PRO FORMA INFORMATION (UNAUDITED)

 1. Pro Forma Balance Sheet

  The pro forma balance sheet at December 31, 1997 has been adjusted for the pro forma effects of: (1) additional deferred tax assets of $609 as a result of termination of the S Corporation status which will be credited to operations in the period in which the termination occurs and (2) the recording of a four-year 5.7%, $5,554 note payable to the shareholders, of which $2,000 will be paid from the proceeds of the Offering, relating to undistributed equity resulting from the termination of the S Corporation or LLC Status. The notes will provide for the timely distribution of amounts necessary to pay personal income taxes of the shareholders or members due on amounts earned by the S Corporation or LLCs for the period January 1, 1998 through the termination of the S Corporation or LLC status. The existing due to shareholders of $1,400 (see Note H) will become subject to the same terms as the above promissory notes.

 2. Pro Forma Results of Operations and Pro Forma Income Taxes

  Pro forma adjustments in the statements of operations for the year ended December 31, 1997 reflect a provision for income taxes based upon pro forma pretax income as if the Company had been subject to Federal and additional state and local income taxes.

  As disclosed in Note A-5, the Company has elected for certain of its affiliates to be taxed as an S Corporation or to be treated as a partnership pursuant to the Internal Revenue Code. In connection with the Offering hereby, the Company will terminate its S and Partnership elections and become subject to Federal and additional state and local income taxes. The pro forma provision for income taxes represents the income tax provisions that would have been reported had the Company been subject to Federal and additional state and local income taxes. The effective pro forma tax rate of the Company differs from the Federal rate of 34% primarily due to the effects of state income taxes.

                       HAPPY KIDS INC. AND SUBSIDIARIES

                       DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The pro forma provision (benefit) for income taxes, after giving effect to the Federal statutory rate of 34% and an approximate state tax provision of 8% after reflecting the Federal tax benefit, consists of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1995     1996    1997
                                                        -------  ---------------
  Federal.............................................. $  (668) $  661 $  1,481
  State................................................    (268)    329      480
                                                        -------  ------ --------
                                                        $  (936) $  990 $  1,961
                                                        =======  ====== ========

  The differences between pro forma tax expense (benefit) shown in the statements of operations and the pro forma computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      1995     1996      1997
                                                     -------  -------  --------
  Computed income taxes based on Federal statutory
   rate of 34%...................................... $  (816) $   845  $  1,586
  State income taxes, net of Federal benefit........    (177)     217       317
  Benefit of Utilization of Net Operating Loss......     --      (160)      --
  Interest waived on debt...........................      25       33       --
  Officer's life insurance..........................      18       40        32
  Other.............................................      14       15        26
                                                     -------  -------  --------
                                                     $  (936) $   990  $  1,961
                                                     =======  =======  ========

 3. Pro Forma Net Income and Net Income Per Common Share

  Pro forma net income represents the historical amounts after the pro forma adjustments discussed above.

  Pro forma net income per share is based on the weighted average number of shares outstanding during the period. In addition, with respect to 1997, the shares outstanding for the period give retroactive effect to the reorganization and recapitalization of the Company as well as 555 shares deemed to be outstanding, which represent the approximate number of shares deemed to be sold by the Company (at the initial public offering price of $10.00 per share) to fund the portion of the $5,554 pro forma distribution during the year ending December 31, 1997.

 4. Supplemental Pro Forma Net Income and Net Income Per Share

  The Company's supplemental pro forma net income and net income per share for the year ended December 31, 1997 are $4,249 and $0.42, respectively. The supplemental pro forma net income and net income per share reflect the issuance of shares necessary to retire $17,660 of amounts due to bank and the resulting increase in net income in the amounts of $1,544 for the year ended December 31, 1997, respectively, as of the beginning of 1997 due to a reduction in interest expense and related fees. The calculation is based on the weighted average shares outstanding used in the calculation of net income per share, adjusted for 2,200 shares at $10.00 per share that would be issued by the Company to retire these obligations.

  Weighted average common shares of 10,071 outstanding represent the weighted average number of shares of common stock outstanding adjusted for the number of shares of common stock required to pay down $17,660 of the outstanding debt and $5,554 of notes payable, of which $2,000 will be repaid to shareholders from the proceeds of the offering. (See Note P-3.)

                        HAPPY KIDS INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

        COLUMN A          COLUMN B        COLUMN C           COLUMN D     COLUMN E
        --------         ---------- --------------------- -------------- ----------
                                                 ADDITIONS
                         ----------------------------------------------------------
                                       (1)        (2)
                         BALANCE AT CHARGED TO CHARGED TO                BALANCE AT
                         BEGINNING  COSTS AND    OTHER                     END OF
      DESCRIPTION        OF PERIOD   EXPENSES   ACCOUNTS  DEDUCTIONS (A)   PERIOD
      -----------        ---------- ---------- ---------- -------------- ----------
Year ended December 31,
 1995
  Deducted from asset
   accounts
   Allowance for
    doubtful accounts...    $162       $90        $ 22         --           $274
Year ended December 31,
 1996
  Deducted from asset
   accounts
   Allowance for
    doubtful accounts...    $274       $13        $199         --           $486
Year ended December 31,
 1997
  Deducted from asset
   accounts
   Allowance for
    doubtful accounts
    and other
    receivables.........    $486       $31        $323         --           $840

--------
(a) Accounts written off as uncollectible.

  [The inside back cover contains a picture of a child dressed in certain of the Company's apparel products and a bubble expression containing logos relating to the Company's licensing or private label relationships with each of: B.U.M. Equipment, AND I, Sesame Street for KMart, Nickelodeon's Rugrats, ACA Joe (with new for 1998 sticker), New Legends for Kids R Us, Warner Brothers Scooby Doo (with new for 1998 sticker), Nickelodeon (with new for 1998 sticker), Ocean Pacific, Lullaby Club for Target, Canyon River Blues for Sears and E.N.U.F. Internationale (with new for 1998 sticker). Below the child is the language "New for 1998 indicates that initial sales of such products are expected to occur subsequent to December 31, 1997."]

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION
THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
The Company..............................................................  14
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  15
Dilution.................................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  26
Management...............................................................  34
Certain Transactions.....................................................  38
Principal Shareholders...................................................  39
Description of Capital Stock.............................................  40
Shares Eligible for Future Sale..........................................  42
Underwriting.............................................................  43
Legal Matters............................................................  45
Experts..................................................................  45
Additional Information...................................................  45
Index to Consolidated Financial Statements............................... F-1

                                ---------------

 UNTIL APRIL 27, 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               2,200,000 SHARES


                                    [LOGO]
                                  HAPPY KIDS

                                 COMMON STOCK

                                 -------------
                                  PROSPECTUS
                                 -------------

                         LADENBURG THALMANN & CO. INC.

                                CRUTTENDEN ROTH
                                 INCORPORATED


                                 April 2, 1998

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